The information in this prospectus supplement is not complete and may be changed. We may not sell these securities until the registration statement that is filed with the Securities and Exchange Commission is effective. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

File Pursuant To Rule 424A

Registration No. 333-116711
SUBJECT TO COMPLETION, DATED JULY 1, 2004

PROSPECTUS SUPPLEMENT

(To Prospectus dated                     , 2004)

Cedar Fair, L.P.

2,400,000 Units

Representing Limited Partner Interests

          We are offering 2,400,000 Units representing limited partner interests in Cedar Fair, L.P.

      Our Units are listed on the New York Stock Exchange under the symbol “FUN.” The last reported sale price of our Units on the New York Stock Exchange on June 30, 2004 was $31.55 per Unit.

       Investing in our Units involves risks. See “Risk Factors” beginning on page S-8.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds to us (before expenses)	$	$

      We have granted the underwriters an option to purchase up to 360,000 additional Units to cover over-allotments.

      We expect that the Units will be ready for delivery on or about                     , 2004.

KeyBanc Capital Markets

A.G. Edwards

Stifel, Nicolaus & Company

Incorporated

Natexis Bleichroeder

The date of this prospectus supplement is                     , 2004.

Cedar Fair L.P.

Camp Snoopy
Mall of America
Bloomington, MN
Valleyfair!
Shakopee, MN
Cedar Point
Sandusky, OH
Dorney Park
Wildwater Kingdom
Allentown, PA
Michigan's Adventure
Muskegon, MI
Worlds of Fun
Kansas City, MO
Oceans of Fun
Geauga Lake
Aurora, OH
Knott's
Berry Farm
Orange County, CA
Knott's
Soak City
• Orange County •
• Palm Springs •
• San Diego •

Cash Distributions Declared

1987	$0.53
1988	$0.54
1989	$0.59
1990	$0.68
1991	$0.76
1992	$0.86
1993	$0.96
1994	$1.06
1995	$1.14
1996	$1.20
1997	$1.27
1998	$1.29
1999	$1.45
2000	$1.56
2001	$1.64
2002	$1.68
2003	$1.76
2004	$1.80

$2.00
$1.50
$1.00
$0.50
$0.00
87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04

      You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. You should not assume that information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement or the date of the document incorporated by reference, as applicable. Our business, financial condition, results of operations and prospects may have changed since those dates.

MARKET AND INDUSTRY DATA

      The market, industry and other similar data contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus are generally estimates and are based on management’s own estimates and independent industry publications or other published independent sources, including Amusement Today and Amusement Business, both of which are international publications that cover amusement and water park news. While we believe that these estimates are reasonable, such data are subject to change and cannot always be verified due to the limits on the availability and reliability of raw data and uncertainties inherent in any statistical survey. As a result, you should be aware that any such market, industry and other similar data may not be reliable.

      “PEANUTS” and “Snoopy” are registered trademarks of United Feature Syndicate, Inc.

i

FORWARD-LOOKING STATEMENTS

      All statements set forth in this prospectus supplement and the accompanying prospectus (including information incorporated by reference in this prospectus supplement and the accompanying prospectus) that are not historical in nature are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements as to our expectations, beliefs and strategies regarding the future. These forward-looking statements may involve risks and uncertainties that are difficult to predict, may be beyond our control and could cause actual results to differ materially from those described in such statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. The forward-looking statements included in this prospectus supplement, the accompanying prospectus or in the relevant incorporated documents are made as of the date of this prospectus supplement, the accompanying prospectus or the respective dates of the relevant incorporated documents, as the case may be, and, except as required by law, we undertake no obligation to update these forward-looking statements to reflect subsequent events or circumstances. Important factors that could cause actual results to differ materially from those suggested by these forward-looking statements and that could adversely affect our future financial performance are described under “Risk Factors.”

      The risks and uncertainties identified under “Risk Factors” are not the only risks we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial also may adversely affect us. Should any known or unknown risks and uncertainties develop into actual events, these developments could have material adverse effects on our business, financial condition and results of operations.

ii

PROSPECTUS SUPPLEMENT SUMMARY

      This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. This summary may not contain all of the information that you should consider before investing in our Units. We urge you to carefully read this entire prospectus supplement, including the accompanying prospectus and the documents incorporated by reference, including the “Risk Factors” section and our consolidated financial statements and the notes to those statements. Unless the context otherwise indicates, the terms “Cedar Fair,” the “partnership,” “we,” “our” and “us” as used in this prospectus supplement and the accompanying prospectus refer to Cedar Fair, L.P. and its consolidated subsidiaries. Additionally, when we refer to “our officers and directors,” we are referring to the officers and directors of Cedar Fair Management, Inc., our general partner.

Cedar Fair, L.P.

      We are a leading amusement park operator in the United States. We own and operate seven amusement parks, including two of the 15 largest amusement parks in the United States based on 2003 attendance, as well as five separate-gated water parks. Cedar Point, our flagship park, has been voted the “Best Amusement Park in the World” for six consecutive years in surveys conducted by Amusement Today. Our amusement and water parks serve nine of the 25 largest metropolitan statistical areas in the United States and more than 100 million people in their combined markets. In 2003, approximately 12.2 million people visited our amusement and water parks.

      Our seven amusement parks are:

•	Cedar Point, located on Lake Erie between Cleveland and Toledo in Sandusky, Ohio;

•	Knott’s Berry Farm, located near Los Angeles in Buena Park, California;

•	Dorney Park & Wildwater Kingdom, located near Allentown in South Whitehall Township, Pennsylvania;

•	Geauga Lake, which we acquired in April 2004, located near Cleveland, Ohio;

•	Valleyfair, located near Minneapolis/St. Paul in Shakopee, Minnesota;

•	Worlds of Fun in Kansas City, Missouri; and

•	Michigan’s Adventure near Muskegon, Michigan.

      Of our five water parks requiring separate admission, three are located adjacent to Cedar Point, Knott’s Berry Farm and Worlds of Fun, and two other Knott’s Soak City water parks are located near San Diego and in Palm Springs, California. Our first year-round indoor water park resort, Castaway Bay at Cedar Point, is scheduled to open in November 2004. We also own and operate three other hotels, a campground and two marinas at Cedar Point and single hotels at Knott’s Berry Farm and Geauga Lake. In addition, we operate Camp Snoopy, a seven-acre indoor amusement park at the Mall of America in Bloomington, Minnesota under a management contract that extends until 2012.

      Our parks are family-oriented, with recreational facilities for guests of all ages, and provide clean and attractive environments with exciting rides and entertainment. Our amusement parks generally offer a broad selection of state-of-the-art and traditional thrill rides, themed areas, concerts and shows, restaurants, game venues and merchandise outlets. Our water parks feature a wide variety of attractions, including water slides, wave pools, raft rides and children’s play areas. We hold a long-term license for theme park usage of the PEANUTS characters, including Snoopy, which we use to provide an enhanced family entertainment experience at many of our parks.

      In 2003, our amusement parks were attended by approximately 10.7 million people and our water parks were attended by approximately 1.5 million people. Amusement park guest per capita spending averaged $37.49 and water park guest per capita spending averaged $21.61 in 2003. For 2003, our net revenues were $510.0 million, our operating income was $125.1 million and our net income was $85.9 million.

Our Strengths

      We believe we have the following competitive strengths:

Strong cash flow and growing cash distributions

      We have historically generated significant operating cash flow in excess of our capital investments. Our growing net revenues and stable cost structure have allowed us to increase our cash distribution every year since our initial public offering in 1987, including 13 increases in the last 10 years. Additionally, our limited partnership structure allows us to minimize the double taxation of our cash flow. We believe our strong cash flow will continue to give us the opportunity to reinvest in our current operations and increase cash distributions, as well as maintain the flexibility to make strategic acquisitions.

Market leader in thrill rides

      Continued reinvestment in world-class thrill rides has been a key to the growth and profitability of our amusement parks. Surveys conducted by Amusement Today indicate that our amusement parks have:

•	five of the world’s top 25 steel roller coasters, including Cedar Point’s Top Thrill Dragster, the world’s tallest and fastest roller coaster; and

•	two of the world’s top 10 wooden roller coasters.

      These surveys have also voted Cedar Point:

•	the “Best Amusement Park in the World” for six consecutive years; and

•	the amusement park with the “Best Ride Capacity,” a measurement of number of rides per hour that serves as a key indicator of customer satisfaction.

      Cedar Point has more roller coasters than any other amusement park in the world and USA Weekend recently named Cedar Point as the #4 summer travel destination in the United States. We believe our position as a market leader in thrill rides will continue to attract a substantial number of visitors to our amusement parks.

Strong regional market positions

      Our amusement and water parks serve nine of the top 25 metropolitan statistical areas in the United States. Each of our parks has strong regional name recognition and a leading market position in its geographical area, based on attendance. Cedar Point, Valleyfair and Michigan’s Adventure are the largest amusement parks in Ohio, Minnesota and Michigan, respectively. In addition, Cedar Point, Dorney Park and Geauga Lake have operated continuously in their respective markets for more than 100 years.

      We believe there are significant barriers to entry in the amusement park industry, including a limited supply of real estate suitable for amusement park development, high initial capital investment for both land and rides, long development lead-times, and zoning and other local restrictions. These barriers to entry help our amusement parks maintain strong regional market positions.

Disciplined acquisition approach

      We follow a disciplined approach to acquisitions, which has been an important factor in our ability to increase our cash distributions to unitholders. Specifically, when evaluating potential acquisitions, we focus on those that we expect to be accretive on a cash flow basis, and avoid acquisitions that would likely dilute cash distributions to unitholders. In addition, we believe the tax advantages and other benefits of Unit ownership make our Units an attractive acquisition currency and have provided considerable flexibility in structuring acquisitions.

Experienced management team

      The members of our senior management team have an average of 22 years with us. All of our general managers and most of our corporate officers have at least 25 years of experience with our parks, including Richard L. Kinzel, the Chairman of our Board and our President and Chief Executive Officer, who has 32 years of experience with us. We believe our experienced and stable management is one of the main reasons for our continued success.

Our Business Strategy

      Our objective is to increase our cash distribution rate to our unitholders while providing our guests high-value, high-quality entertainment through a focus on our four cornerstones of safety, service, cleanliness and courtesy. Key elements of our business strategy are:

Pursuing growth in our existing parks

      We believe there are continuing opportunities for growth in our existing parks. We seek to increase our revenues by increasing attendance and guest per capita spending by:

•	adding rides and attractions and continually improving the overall guest experience;

•	using innovative ticket pricing strategies to maximize admissions revenue and out-of-park spending on hotels, campgrounds and extra-charge attractions;

•	adding and enhancing dining, merchandise and other revenue outlets; and

•	focusing on special events.

      Because most of our expenses are relatively fixed, incremental attendance gains and increases in guest per capita spending historically have resulted in increases in revenues and operating profits.

Adding complementary facilities

      We have expanded several of our parks by adding complementary facilities, such as campgrounds, lodging, marinas and water parks. For example, because a substantial portion of visitors to our amusement parks include an overnight stay in their visits, particularly at Cedar Point, we have upgraded our resort facilities and other lodgings in recent years. Additionally, although most of our revenues are earned during a 130-day operating season that lasts from Memorial Day to Labor Day, we continue to look for opportunities to generate revenues on a year-round basis. As an example, we are scheduled to open Castaway Bay at Cedar Point in November 2004. We believe that adding complementary facilities will allow us to increase revenues and operating profits.

Maintaining disciplined expense controls

      Our management team is skilled in controlling operating costs and expenses in all aspects of our business, while maintaining a high-quality guest experience. Full-time staff is kept to a minimum, and seasonal staffing levels are adjusted daily based on expected park attendance. All other costs and expenses are carefully budgeted and controlled to the maximum extent practicable. As a result, we are able to maintain high operating margins and strong cash distributions to our unitholders even with modest revenue growth.

Continuing to make selective acquisitions

      We have grown from two amusement parks in 1987 to seven amusement parks and five separate-gated water parks in 2004, including our acquisition of Michigan’s Adventure in June 2001 and Geauga Lake in April 2004. Pursuing our goal of generating revenues on a year-round basis, we acquired Knott’s Berry Farm in 1997. We will continue to use our disciplined acquisition approach to acquire parks at reasonable prices where we believe we can generate solid financial returns.

Recent Developments

Acquisition of Geauga Lake

      On April 8, 2004, we completed the acquisition of Six Flags Worlds of Adventure, located near Cleveland, Ohio, for approximately $144.3 million in cash.

      The transaction involved the acquisition of substantially all of the assets of the park including the adjacent hotel and campground, but excluded, among other things, the use of the name “Six Flags” as well as all animals and related assets exhibited at the park. We opened the operating season at this park on May 1 and renamed the park “Geauga Lake,” its original name dating back to 1887.

      We funded a portion of the cash purchase price for Geauga Lake through the issuance of $75 million of senior notes with terms of seven to eleven years at a fixed rate of 4.72%. The balance of the purchase price was funded through borrowings under our revolving credit facility, which we expanded from $180 million to $230 million. We intend to repay a portion of the borrowings outstanding under our revolving credit facility with the net proceeds of this offering.

Amendments to Our Limited Partnership Agreement

      Under our governance structure, the board of directors of our general partner acts on behalf of the partnership, which itself has no board of directors. At a special meeting of the partnership concluded on June 8, 2004, our unitholders approved amendments to our limited partnership agreement that allow unitholders to indirectly elect the board of directors of our newly-created general partner, Cedar Fair Management, Inc. As a result of these changes, for the first time the board of directors of our general partner is comprised entirely of individuals elected by our unitholders.

      To permit these unitholder elections, our limited partnership agreement was amended to specify that our unitholders will meet annually in person or by proxy to elect the board of directors of our general partner. A newly created trust holds all of the shares of our new general partner and is governed by a trust agreement specifying that the trustee shall elect the persons selected by our unitholders to serve as the board of directors of our general partner. See “Summary Description of Our Limited Partnership Agreement — Meetings; Voting.”

      As part of this governance restructuring, it is contemplated that our former general partner, Cedar Fair Management Company, would be liquidated and its three shareholders, all of whom are members of our senior management, would have their shares converted into Units having an aggregate value at the time of valuation of $3,450,000. However, on June 14, 2004, a current officer and a former officer of our general partner filed litigation claiming they are entitled to receive a portion of the Units that are to be distributed to the shareholders as part of the liquidation of Cedar Fair Management Company. The complaint also demands an unspecified amount of punitive damages from Cedar Fair Management Company and the chief executive officer of our general partner, based upon alleged fraudulent misrepresentations made to the plaintiffs. Neither the partnership nor any other members of the board of directors has been named as a defendant in this litigation.

      Unitholders also granted our general partner authority to implement a unitholder rights plan that would allow the partnership to resist a potential change of control if the board of directors of our general partner, by a majority vote of a quorum, determines that a potential change of control transaction is not in the best interests of our unitholders. To give the general partner the flexibility to implement such a rights plan, our limited partnership agreement was amended to permit the general partner to issue Units or rights to acquire Units at a price determined by our general partner in its sole discretion.

Information About Cedar Fair, L.P.

      We are a publicly traded Delaware limited partnership managed by our general partner, Cedar Fair Management, Inc. Our principal executive offices are located at One Cedar Point Drive, Sandusky, Ohio 44870-5259. Our telephone number at that address is (419) 626-0830. Our website is www.cedarfair.com. The information on our website is not a part of this prospectus supplement or the accompanying prospectus.

The Offering

Units being offered	2,400,000 Units

Units to be outstanding immediately after this offering	53,222,447 Units

Use of proceeds	We expect to use the net proceeds from this offering to repay a portion of the borrowings outstanding under our revolving credit facility. See “Use of Proceeds.”

Over-allotment option	We have granted the underwriters an option to purchase up to an additional 360,000 Units solely to cover over-allotments.

NYSE symbol	FUN

      The number of Units to be outstanding after this offering is based on the number of Units outstanding as of June 30, 2004. Unless we specifically state otherwise, the information contained in this prospectus supplement:

•	is based on the assumption that the underwriters will not exercise the over-allotment option granted to them by us; and

•	excludes 2,509,720 Units issuable pursuant to the exercise of options granted under our equity compensation plans at a weighted average exercise price of $15.83.

Risk Factors

      See “Risk Factors” beginning on page S-8 for a discussion of material risks that prospective purchasers of our Units should consider.

Summary Financial Data

      The following table sets forth summary financial data for each of the years in the three-year period ended December 31, 2003 and the quarterly periods ended March 30, 2003 and March 28, 2004. We derived certain of the summary financial data from our audited consolidated financial statements for the years ended December 31, 2001, 2002 and 2003. We derived certain of the summary financial data for the quarterly periods ended March 30, 2003 and March 28, 2004 from our unaudited condensed consolidated financial statements, which include all adjustments, consisting of normal recurring accruals, that management considers necessary for a fair presentation of the financial position and results of operations for these periods. Because our business is highly seasonal, the results of operations for the quarter ended March 28, 2004 are not indicative of results that may be expected for any other interim period or for the full year ending December 31, 2004. The summary financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes contained elsewhere in this prospectus supplement.

				Quarter Ended
	Year Ended December 31,
				March 30,	March 28,
	2001(1)	2002	2003	2003	2004

	(In thousands, except per unit and per capita amounts)
Operating data:
Net revenues	$477,256	$502,851	$509,976	$21,499	$23,210
Operating income (loss)	98,557	121,192	125,149	(24,325)	(24,085)
Income (loss) before taxes	74,414	88,576	103,806	(30,447)	(29,014)
Net income (loss)	57,894	71,417	85,888	(31,534)	(29,885)
Per limited partner unit(2)	1.13	1.39	1.67	(0.62)	(0.59)
Financial position:
Property and equipment, net	$771,918	$781,502	$777,039	$792,368	$789,543
Total assets	810,231	822,257	819,341	837,414	840,657
Working capital (deficit)	(69,832)	(77,101)	(81,917)	(57,835)	(75,921)
Long-term debt	383,000	375,150	368,647	448,150	435,632
Partners’ equity	308,250	305,320	308,891	253,361	257,516
Distributions declared:
Total	$81,057	$83,969	$89,207	$22,288	$22,844
Per limited partner unit	1.60	1.66	1.76	0.44	0.45
Other data:
Depreciation and amortization	$42,486	$41,682	$44,693	$3,218	$3,443
Adjusted EBITDA(3)	152,704	170,103	175,707	(19,864)	(19,305)
Capital expenditures	47,801	55,279	39,789	13,975	15,858
Combined attendance(4)	11,890	12,380	12,245	—	—
Combined guest per capita spending(5)	$34.41	$34.50	$35.48	—	—

(1)	Operating results for Michigan’s Adventure and Knott’s Soak City-Palm Springs are included for the periods subsequent to their respective acquisition dates in 2001.

(2)	Net income per limited partner unit is computed based on the weighted average number of Units and equivalents outstanding — assuming dilution.

(3)	Adjusted EBITDA represents earnings before interest, taxes, depreciation, and all other non-cash costs. Adjusted EBITDA is not a measurement of operating performance computed in accordance with GAAP and should not be considered as a substitute for operating income, net income or cash flows from operating activities computed in accordance with GAAP. We believe that adjusted EBITDA is a meaningful measure of park-level operating profitability because we use it for measuring returns on capital investments, evaluating potential acquisitions, determining awards under incentive compensation plans, and calculating compliance with certain loan covenants. Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

A reconciliation of adjusted EBITDA to net income (the most comparable financial measure) is provided below:

				Quarter Ended
	Year Ended December 31,
				March 30,	March 28,
	2001	2002	2003	2003	2004

	(In millions)
Adjusted EBITDA	$152.7	$170.1	$175.7	$(19.9)	$(19.3)
Depreciation and amortization	42.5	41.7	44.7	3.2	3.5
Other non-cash costs	11.7	7.2	5.9	1.2	1.3

Operating income (loss)	$98.5	$121.2	$125.1	$(24.3)	$(24.1)
Interest expense	24.1	25.0	24.0	5.9	5.8
Other (income) expense	—	7.6	(2.7)	0.2	(0.9)
Provision for taxes	16.5	17.2	17.9	1.1	0.9

Net income (loss)	$57.9	$71.4	$85.9	$(31.5)	$(29.9)

(4)	Combined attendance includes attendance figures from amusement parks and separate-gated water parks during the periods presented. Amounts are only included on a full-year basis due to the seasonal nature of the business.

(5)	Combined guest per capita spending includes all amusement park, water park, causeway tolls and parking revenues for the amusement park and water park operating seasons. Revenues from marina, hotel, campground and other out-of-park operations are excluded from these statistics. Amounts are only included on a full-year basis due to the seasonal nature of the business.

RISK FACTORS

      In considering whether to purchase our Units, you should carefully consider all of the information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus. In particular, you should carefully consider the risk factors described below.

Risks Related to Our Business

Bad weather conditions can adversely impact attendance at our parks, which in turn would reduce our revenues.

      Because most of the attractions at our parks are outdoors, attendance at our parks is adversely affected by bad weather and also can be adversely affected by forecasts of bad or mixed weather conditions. Attendance at our parks is a key driver of our revenues and profitability, and reduced attendance directly and negatively affects revenues and profitability. For example, our 2003 operating season results were adversely affected by abnormally cold and wet weather at several of our parks, especially at Dorney Park, where attendance decreased approximately 13% from 2002 because of weather conditions on the east coast.

Unanticipated construction delays in completing capital improvement projects in our parks and resort facilities can adversely affect our revenues.

      A principal competitive factor for an amusement park is the uniqueness and perceived quality of its rides and attractions in a particular market area. Accordingly, the regular addition of new rides and attractions is important, and a key element of our revenue growth is strategic capital spending on new rides and attractions. Any construction delays or ride down-time can adversely affect our attendance and our ability to realize revenue growth.

We compete with many other entertainment alternatives and are subject to factors that affect the recreation and leisure industry generally.

      Our parks compete with other amusement, water and theme parks and with other types of recreational facilities and forms of entertainment, including movies, sports events and vacation travel. Our business is also subject to factors that affect the recreation and leisure industries generally and are not within our control, such as general economic conditions and changes in consumer tastes and spending habits.

Other factors, including local events, natural disasters and terrorist activities, can adversely impact park attendance and our revenues.

      Lower attendance may result from various local events, natural disasters or terrorist activities, all of which are outside of our control. For instance, our business and financial results, particularly in California, were adversely impacted by the terrorist attacks that occurred in the United States on September 11, 2001. Terrorist alerts or future terrorist activities may adversely affect attendance at our parks, which would reduce our revenues.

There is a risk of accidents occurring at amusement parks, which may reduce attendance and negatively impact our revenues.

      All of our amusement parks feature thrill rides. There are inherent risks involved with these attractions, and an accident or a serious injury at any of our amusement parks may reduce attendance and result in decreased revenues. In addition, accidents or injuries at parks operated by our competitors may influence the attitudes of amusement park patrons generally and adversely affect attendance at our amusement parks.

The operating season at most of our parks is of limited duration, which magnifies the impact of adverse conditions or events.

      Six of our amusement parks are seasonal, generally operating only during a portion of May, then daily from Memorial Day through Labor Day, and during weekends in September and, in some cases, October. Our water parks also operate seasonally, generally from Memorial Day through Labor Day and during some additional weekends before and after that period. Most of our revenues are generated during this approximately 130-day annual operating season. As a result, when conditions or events described in the above risk factors occur during the operating season, particularly during the peak season of July and August, there is only a limited period of time during which the impact of those conditions or events can be offset. Accordingly, such conditions or events may have a disproportionately adverse effect upon our revenues.

There is no recent historical experience for operating Geauga Lake as it is currently constituted.

      Our recent acquisition of Geauga Lake included substantially all of the assets of the park, including the adjacent hotel and campgrounds, but did not include any of the animals previously exhibited at the park or any of the Warner Bros. characters. This park was most recently operated under the Six Flags brand and, beginning with the 2001 season, featured access to both the amusement park and the animal attractions for a single admission price. We believe the presence of the animal attractions and the Warner Bros. characters drew some of the park’s visitors, and there is no recent operating experience upon which to base projections of guest attendance and resulting revenues at Geauga Lake without the animal attractions and Warner Bros. characters.

If we lose key personnel, our business may be adversely affected.

      Our success depends in part upon a number of key employees, including our senior management team, whose members have been involved in our business for an average of 22 years. The loss of the services of our key employees could have a materially adverse effect on our business. With the exception of our Chief Executive Officer, we do not have employment agreements with our key employees.

The terms of our debt agreements could, under certain circumstances, impose limitations upon our activities.

      The agreements governing our senior notes and our revolving credit facility include covenants that under some circumstances could limit, among other things, our ability to:

•	incur additional debt;

•	create liens;

•	make certain investments;

•	merge, consolidate or transfer assets; and

•	enter into certain transactions with our affiliates.

      Our debt agreements also require us to maintain specified financial ratios and satisfy certain other financial tests. A breach of any of these covenants could result in an event of default under our debt agreements, and it would be an event of default under our revolving credit facility if we were to become taxable as a corporation rather than a partnership. If an event of default occurs, our lenders could elect to cause our outstanding debt to become immediately due and payable, requiring it to be refinanced under market conditions at that time.

Risks Related to Ownership of Our Units

We may sell additional Units, which would dilute existing interests of unitholders.

      Our limited partnership agreement allows us to issue up to 750 million Units upon terms and conditions established by our general partner in its sole discretion without the approval of unitholders. If we were to issue additional Units, your proportionate interest in the partnership would decrease. Such an issuance could negatively affect the amount of cash distributed to each unitholder and would diminish the relative voting strength of previously outstanding Units. Future sales of substantial amounts of Units in the public market could adversely affect prevailing market prices of our Units, which could impair our ability to raise capital through future sales of our Units.

The market price of our Units may be adversely affected if interest rates increase.

      As a result of our historically strong cash flow and the increasing cash distributions to our unitholders since our initial public offering in 1987, we believe that investors value our Units similarly to a debt security in that a predictable yield is an important element of the investment. In the event of a rise in the prevailing interest rates for debt securities, our Units may be perceived to become less attractive and the market price of our Units may be adversely affected.

The market price of our Units is subject to fluctuation, which may make it more difficult to realize a gain on your investment in our Units.

      Various factors could cause the market price of our Units to fluctuate and make it more difficult to realize a gain upon any sale of your Units. Factors that could cause such Unit price fluctuations include announcements or significant developments with respect to the amusement park industry, actual or anticipated variations in our quarterly or annual financial results, other conditions or trends in our industry, changes in securities analysts’ estimates of our future performance or that of our competitors or our industry, general economic conditions and changes or volatility in the financial markets.

The limited liability of unitholders under Delaware law is not absolute under certain circumstances.

      As a general matter, under Delaware law, our unitholders’ liability for the obligations of the partnership is limited to the amount of their capital contributions. However, if a court determined that the right of unitholders to remove the general partner or to take any other action under our limited partnership agreement constituted participation in the “control” of our business, or if it were determined that we had been conducting our business in any state without complying with the applicable limited partnership statute, unitholders’ liability may not be limited in that fashion.

Tax Risks

Tax consequences to unitholders are dependent on partnership status.

      The availability to our unitholders of the federal income tax benefits of an investment in our Units depends, in large part, on our classification as a partnership for federal income tax purposes. Based on certain representations we have made to our tax counsel, Squire, Sanders & Dempsey L.L.P., they are of the opinion that, under current law, we will be classified as a partnership for federal income tax purposes. Further, our tax counsel are of the opinion that we have properly elected to be an “electing 1987 partnership.” We are relying on these opinions of our tax counsel, which are not binding on the IRS.

      In the event that the positions we have taken for federal tax purposes were successfully challenged by the IRS, the result could be significantly higher tax costs to us, a material reduction in our anticipated cash flow and materially less cash available for distribution to unitholders.

      For example, if contrary to the opinion of our tax counsel, we were classified as an association taxable as a corporation for federal income tax purposes, we would be required to pay tax on our income at corporate tax rates (currently a 35% federal rate). Cash distributions to our unitholders would generally be taxed a second time as corporate dividends, and no income, gains, losses or deductions would flow through to our unitholders. Because the federal income tax would be imposed on us as an entity, the cash available for distribution to our unitholders could be substantially reduced, which could cause a substantial reduction in the value of the Units.

      Also, we are currently an “electing 1987 partnership” under Section 7704 of the Internal Revenue Code. As such, although we are generally treated for tax purposes as a partnership, we are subject to a special tax on our gross income (net revenues minus cost of products sold). At some point we could fail to continue to be an “electing 1987 partnership” as a result of either our own actions (such as adding a substantial new line of business) or a change in the law. Such actions or change in the law could cause us to be treated as an association taxable as a corporation for federal income tax purposes or otherwise to be subject to increased entity-level taxation. In addition, if the law applicable to “electing 1987 partnerships” were to change or if our legal structure were to cease being effective for tax purposes, the results could be higher levels of taxation on our operations as an “electing 1987 partnership.” Higher tax costs under these circumstances could cause a material reduction in our anticipated cash flow and after-tax returns to our unitholders. This, in turn, could cause a substantial reduction in the value of our Units.

We have not requested an IRS ruling regarding our classification as a partnership or our tax treatment as an “electing 1987 partnership.”

      We have not requested, and do not intend to request, a ruling from the IRS with respect to our classification as a partnership for federal income tax purposes, whether we have properly elected to be or are properly structured as an “electing 1987 partnership” under Section 7704 of the Code or any other matter affecting us. Accordingly, the IRS may adopt positions that differ from the conclusions of our tax counsel expressed in this prospectus supplement or the positions taken by us. It may be necessary to resort to administrative or court proceedings in an effort to sustain some or all of our tax counsel’s conclusions or the positions taken by us, and a court may not concur with some or all of those conclusions or positions. Any contest with the IRS may materially and adversely impact the market for our Units and the prices at which Units trade. In addition, the costs of any contest with the IRS will be borne directly by us and indirectly by our unitholders because the costs incurred by us and any additional tax imposed will reduce the amount of cash available for distribution on our Units.

A unitholder’s tax liability could exceed cash distributions on his or her Units.

      A unitholder will be required to pay federal income taxes and, in some cases, state and local income taxes on his or her allocable share of our income, without regard to the receipt of cash distributions from us. We cannot guarantee that a unitholder will receive cash distributions equal to or greater than his or her allocable share of our taxable income or even the tax liability resulting from that income.

There are limits on the deductibility of losses.

      In the case of taxpayers subject to the passive loss rules (generally individuals and closely held corporations), any losses generated by us will only be available to offset our future income and cannot be used to offset income from other activities, including other passive activities or investments. Unused losses may be deducted when a unitholder disposes of his or her entire investment in Units in a fully taxable transaction with an unrelated party. A unitholder’s share of our net passive income may be offset by unused losses from us carried over from prior years, but not by losses from other passive activities, including losses from other publicly traded partnerships.

The IRS could challenge certain depreciation, amortization and allocation conventions used by us, which, if successful, could adversely affect the amount of taxable income allocated to our partners.

      The Treasury regulations under Section 743(b) and Section 704(c) of the Code require us to adopt certain depreciation and amortization conventions and allocation methods. These regulations are complex and there is no assurance that the IRS could not successfully challenge the conventions and methods we have adopted. If that were to occur, it could affect the federal income tax consequences of holding our Units and adversely affect the market price of our Units.

Recently enacted legislation may make investments in corporations more attractive when compared to investments in Units.

      The Jobs and Growth Tax Reconciliation Act of 2003 generally reduces the maximum tax rate on dividends paid by corporations to individuals to 15% in 2003 and, for taxpayers in the 10% and 15% ordinary income tax brackets, to 5% in 2003 through 2007 and to zero in 2008. This legislation may cause some investments in corporations to be more attractive to individual investors when compared to an investment in partnerships, thereby exerting downward pressure on the market price of our Units. The legislation also reduces the maximum tax rate for an individual to 35% and the maximum tax rate applicable to net long-term capital gains of an individual to 15%.

Unitholders are likely to be subject to state taxes in multiple jurisdictions.

      In addition to United States federal income taxes, unitholders will likely be subject to other taxes, such as state and local income taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which the unitholder resides or in which we do business or own property. A unitholder will likely be required to file state tax returns and pay state taxes in some or all of the various jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. It is the responsibility of each unitholder to file all tax returns that may be required. Our tax counsel has not rendered an opinion on the tax consequences of an investment in us other than the United States federal income tax consequences.

USE OF PROCEEDS

      We estimate that the net proceeds from this offering, after deducting the applicable underwriting discount and other expenses payable by us, will be approximately $72.1 million, or $82.9 million if the underwriters exercise their over-allotment option in full (in each case, at an assumed offering price of $31.55 per Unit, which was the last reported sale price of our Units on June 30, 2004). We intend to use the net proceeds from this offering to repay a portion of the borrowings outstanding under our revolving credit facility. Borrowings under the revolving credit facility bear interest at a rate equal to LIBOR plus 0.875% per annum, which was 2.245% as of June 30, 2004. The revolving credit facility is available to us through March 2007. In addition to working capital purposes, borrowings under our revolving credit facility were used to finance part of the purchase price of Geauga Lake in April of 2004. KeyBank National Association acted as the lead arranger and is the administrative agent and a lender under our revolving credit facility. KeyBank National Association is an affiliate of McDonald Investments Inc., of which KeyBanc Capital Markets is a division.

CAPITALIZATION

      The following table summarizes our cash and capitalization as of March 28, 2004, (1) on an actual basis, (2) on an adjusted basis to give effect to the debt incurred to finance the acquisition of Geauga Lake, and (3) as further adjusted to give effect to this offering and the application of the estimated net proceeds as described under “Use of Proceeds” above. The table should be read in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes contained elsewhere in this prospectus supplement.

	March 28, 2004

		As Adjusted
		for the	As Further
		Geauga	Adjusted
		Lake	for This
	Actual	Acquisition	Offering

	(In thousands)
Cash	$3,218	$3,218	$3,218

Debt:
Revolving credit loans	$100,550	$169,800	$97,700
August 1994 senior notes at 8.43% (due 2004-2006)	30,000	30,000	30,000
January 1998 senior notes at 6.68% (due 2007-2011)	50,000	50,000	50,000
August 2001 senior notes at 6.40% (due 2004-2008)	50,000	50,000	50,000
February 2002 senior notes at 6.44% average rate (due 2007-2015)	100,000	100,000	100,000
December 2003 senior notes at 5.38% average rate (due 2009-2018)	100,000	100,000	100,000
April 2004 senior notes at 4.72% (due 2011-2015)	—	75,000	75,000
Fair value hedges on December 2003 senior notes	5,082	5,082	5,082

Total debt (including current maturities of long-term debt)	435,632	579,882	507,782
Total partners’ equity	257,516	257,516	329,616

Total capitalization	$693,148	$837,398	$837,398

PRICE RANGE OF OUR UNITS AND CASH DISTRIBUTION HISTORY

      Our Units are listed for trading on the New York Stock Exchange under the symbol “FUN.” As of June 30, 2004, there were approximately 10,000 registered holders of our Units, including approximately 4,000 participants in our distribution reinvestment plan. Information regarding recent cash distributions declared and high and low prices of Units are shown in the table below:

		Price Range
		of Units
	Cash Distributions
	Per Unit	High	Low

2002
1st Quarter	$0.41	$24.80	$22.10
2nd Quarter	0.41	24.50	22.60
3rd Quarter	0.42	24.25	19.59
4th Quarter	0.42	23.75	20.01
2003
1st Quarter	$0.44	$25.65	$22.65
2nd Quarter	0.44	28.59	24.42
3rd Quarter	0.44	28.24	24.28
4th Quarter	0.44	31.55	27.40
2004
1st Quarter	$0.45	$36.01	$30.20
2nd Quarter	0.45	34.53	29.70

      The annual rate of cash distributions to unitholders has increased for 16 consecutive years since our initial public offering in 1987. Cash distributions to unitholders are declared by the board of directors of our general partner in accordance with the terms of our limited partnership agreement. Generally, we are required to make quarterly cash distributions to our partners of:

•	our operating revenues less the sum of our operating costs, principal and interest payments on our debt, working capital and fixed asset reserves, taxes and capital expenditures; and

•	the net proceeds, after the repayment of debt, from any capital-generating transaction involving our assets.

SELECTED FINANCIAL DATA

      The following table sets forth selected financial data for each of the years in the five-year period ended December 31, 2003 and the quarterly periods ended March 30, 2003 and March 28, 2004. We derived certain of the selected financial data from our audited consolidated financial statements for the years ended December 31, 1999, 2000, 2001, 2002 and 2003. We derived certain of the historical data for the quarterly periods ended March 30, 2003 and March 28, 2004 from our unaudited condensed consolidated financial statements, which include all adjustments, consisting of normal recurring accruals, that management considers necessary for a fair presentation of the financial position and results of operations for these periods. Because our business is highly seasonal, the results of operations for the quarter ended March 28, 2004 are not indicative of results that may be expected for any other interim period or for the full year ending December 31, 2004. The selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes contained elsewhere in this prospectus supplement.

						Quarter Ended
	Year Ended December 31,
						March 30,	March 28,
	1999	2000(1)	2001(2)	2002	2003	2003	2004

	(In thousands, except per unit and per capita amounts)
Operating data:
Net revenues	$438,001	$472,920	$477,256	$502,851	$509,976	$21,499	$23,210
Operating income (loss)	116,755	115,516	98,557	121,192	125,149	(24,325)	(24,085)
Income (loss) before taxes	101,384	94,159	74,414	88,576	103,806	(30,447)	(29,014)
Net income (loss)	85,804	77,806	57,894	71,417	85,888	(31,534)	(29,885)
Per limited partner unit(3)	1.63	1.50	1.13	1.39	1.67	(0.62)	(0.59)

Financial position:
Property and equipment, net	$674,640	$728,919	$771,918	$781,502	$777,039	$792,368	$789,543
Total assets	708,961	764,143	810,231	822,257	819,341	837,414	840,657
Working capital (deficit)	(62,375)	(88,646)	(69,832)	(77,101)	(81,917)	(57,835)	(75,921)
Long-term debt	261,200	300,000	383,000	375,150	368,647	448,150	435,632
Partners’ equity	349,986	330,589	308,250	305,320	308,891	253,361	257,516

Distributions declared:
Total	$74,366	$78,495	$81,057	$83,969	$89,207	$22,288	$22,844
Per limited partner unit	1.425	1.53	1.60	1.66	1.76	0.44	0.45

Other data:
Depreciation and amortization	$35,082	$39,572	$42,486	$41,682	$44,693	$3,218	$3,443
Adjusted EBITDA(4)	151,837	162,915	152,704	170,103	175,707	(19,864)	(19,305)
Capital expenditures	80,400	93,487	47,801	55,279	39,789	13,975	15,858
Combined attendance(5)	11,224	11,703	11,890	12,380	12,245	—	—
Combined guest per capita spending(6)	$33.72	$34.75	$34.41	$34.50	$35.48	—	—

(1)	The 2000 operating results include a $7.8 million, or $0.15 per Unit, charge to terminate general partner fees.

(2)	Operating results for Michigan’s Adventure and Knott’s Soak City-Palm Springs are included for the periods subsequent to their respective acquisition dates in 2001.

(3)	Net income per limited partner unit is computed based on the weighted average number of Units and equivalents outstanding — assuming dilution.

(4)	Adjusted EBITDA represents earnings before interest, taxes, depreciation, and all other non-cash costs. Adjusted EBITDA is not a measurement of operating performance computed in accordance with GAAP and should not be considered as a substitute for operating income, net income or cash flows from operating activities computed in accordance with GAAP. We believe that adjusted EBITDA is a meaningful measure of park-level operating profitability because we use it for measuring returns on capital investments, evaluating potential acquisitions, determining awards under incentive compensation plans, and calculating compliance with certain loan covenants. Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

      A reconciliation of adjusted EBITDA to net income (the most comparable financial measure) is provided below:

						Quarter Ended
	Year Ended December 31,
						March 30,	March 28,
	1999	2000	2001	2002	2003	2003	2004

	(In millions)
Adjusted EBITDA	$151.8	$162.9	$152.7	$170.1	$175.7	$(19.9)	$(19.3)
Depreciation and amortization	35.0	39.6	42.5	41.7	44.7	3.2	3.5
Other non-cash costs	—	—	11.7	7.2	5.9	1.2	1.3
Cost to terminate general partner fees	—	7.8	—	—	—	—	—

Operating income (loss)	$116.8	$115.5	$98.5	$121.2	$125.1	$(24.3)	$(24.1)
Interest expense	15.4	21.4	24.1	25.0	24.0	5.9	5.8
Other (income) expense	—	—	—	7.6	(2.7)	0.2	(0.9)
Provision for taxes	15.6	16.3	16.5	17.2	17.9	1.1	0.9

Net income (loss)	$85.8	$77.8	$57.9	$71.4	$85.9	$(31.5)	$(29.9)

(5)	Combined attendance includes attendance figures from amusement parks and separate-gated water parks during the periods presented. Amounts are only included on a full-year basis due to the seasonal nature of the business.

(6)	Combined guest per capita spending includes all amusement park, water park, causeway tolls and parking revenues for the amusement park and water park operating seasons. Revenues from marina, hotel, campground and other out-of-park operations are excluded from these statistics. Amounts are only included on a full-year basis due to the seasonal nature of the business.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

      The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the historical consolidated financial statements and the related notes contained elsewhere in this prospectus supplement.

      The table below presents certain financial data expressed as a percent of total net revenues and selective statistical information for the periods indicated.

	For the Years Ended December 31,

	2001		2002		2003

	(In millions, except attendance and per capita amounts)
Operating Data:
Net revenues:
Admissions	$239.8	50.2%	$252.1	50.1%	$259.4	50.9%
Food, merchandise and games	192.8	40.4%	201.1	40.0%	200.7	39.3%
Accommodations and other	44.7	9.4%	49.7	9.9%	49.9	9.8%

Net revenues	477.3	100.0%	502.9	100.0%	510.0	100.0%
Cash operating costs and expenses	324.6	68.0%	332.8	66.2%	334.3	65.6%

Adjusted EBITDA(1)	152.7	32.0%	170.1	33.8%	175.7	34.4%
Depreciation and amortization	42.5	8.9%	41.7	8.3%	44.7	8.8%
Other non-cash costs	11.7	2.4%	7.2	1.4%	5.9	1.1%

Operating income	98.5	20.7%	121.2	24.1%	125.1	24.5%
Interest and other expense, net	24.1	5.1%	32.6	6.5%	21.3	4.2%
Provision for taxes	16.5	3.5%	17.2	3.4%	17.9	3.5%

Net income	$57.9	12.1%	$71.4	14.2%	$85.9	16.8%

Selective Statistical Information:
Amusement park attendance (in thousands)	10,588		10,887		10,700
Amusement park per capita spending	$36.28		$36.39		$37.49
Water park attendance (in thousands)	1,302		1,493		1,545
Water park per capita spending	$19.13		$20.72		$21.61

(1)	Adjusted EBITDA represents earnings before interest, taxes, depreciation, and all other non-cash costs. Adjusted EBITDA is not a measurement of operating performance computed in accordance with GAAP and should not be considered as a substitute for operating income, net income or cash flows from operating activities computed in accordance with GAAP. We believe that adjusted EBITDA is a meaningful measure of park-level operating profitability because we use it for measuring returns on capital investments, evaluating potential acquisitions, determining awards under incentive compensation plans, and calculating compliance with certain loan covenants. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. A reconciliation of adjusted EBITDA to net income (the most comparable financial measure) is provided in the table above.

Business Overview

      We generate our revenues primarily from sales of (1) admission to our parks, (2) food, merchandise and games inside our parks, and (3) hotel rooms, food and other attractions outside our parks. Our principal costs and expenses, which include salaries and wages, advertising, maintenance, operating supplies, utilities and insurance, are relatively fixed and do not vary significantly with attendance. The fixed nature of these costs makes attendance a key factor in the profitability of each park. Results of operations include Knott’s Soak City-Palm Springs and Michigan’s Adventure since their acquisitions in late May of 2001.

      Virtually all of our revenues from our seasonal amusement parks, as well as our water parks and other seasonal resort facilities, are realized during a 130-day operating period beginning in early May, with the major portion concentrated in the third quarter during the peak vacation months of July and August. Knott’s Berry Farm is open year-round but also operates at its highest level of attendance during the third quarter of the year. As a result, we have historically generated all of our net income during the second and third quarters of each year and incurred losses during the first and fourth quarters.

      Quarterly operating results for 2002, 2003 and the first quarter of 2004 are presented in the table below (in thousands, except per unit amounts):

		Operating		Net Income (Loss) Per
	Net Revenues	Income (Loss)	Net Income (Loss)	Unit — Diluted

	(Unaudited)
2002
1st Quarter	$23,936	$(25,833)	$(34,019)	$(0.66)
2nd Quarter	147,569	32,338	18,801	0.37
3rd Quarter	273,513	118,739	99,708	1.94
4th Quarter	57,833	(4,052)	(13,073)	(0.26)

	$502,851	$121,192	$71,417	$1.39

2003
1st Quarter	$21,499	$(24,325)	$(31,534)	$(0.62)
2nd Quarter	145,215	27,552	16,692	0.33
3rd Quarter	282,212	125,970	111,427	2.16
4th Quarter	61,050	(4,048)	(10,697)	(0.21)

	$509,976	$125,149	$85,888	$1.67

2004
1st Quarter	$23,210	$(24,085)	$(29,885)	$(0.59)

Critical Accounting Policies

      This management’s discussion and analysis is based upon our consolidated financial statements, which were prepared in accordance with generally accepted accounting principles. These principles require us to make estimates and assumptions during the normal course of business that affect the reported amounts in the consolidated financial statements. Actual results could differ significantly from those estimates under different assumptions and conditions. The following discussion addresses our critical accounting policies, which are those that are most important to the portrayal of our financial condition and operating results and involve a higher degree of judgment and complexity (see Note 2 to our audited consolidated financial statements for a complete discussion of our significant accounting policies).

Property and Equipment

      Buildings, rides and equipment are depreciated over their estimated useful lives on a straight-line basis over each park’s operating season. Expenditures made to maintain such assets in their original operating condition are expensed as incurred, and improvements and upgrades are capitalized. The composite method of depreciation is used for groups of assets obtained together in an acquisition.

Self-Insurance Reserves

      Reserves are recorded for the estimated amounts of guest and employee claims and expenses incurred each period that are not covered by insurance. These estimates are established based upon historical claims data and third-party estimates of settlement costs for incurred claims. These reserves are periodically reviewed for changes in these factors and adjustments are made to assure their adequacy.

Revenue Recognition

      Revenues on multi-day admission tickets are recognized over the estimated number of visits expected for each type of ticket, and are adjusted at the end of each seasonal period. All other revenues are recognized on a daily basis based on actual guest spending at our facilities, or over the park operating season in the case of certain marina dockage revenues.

Results of Operations

Quarter Ended March 28, 2004

      Operating results for the first quarter include normal off-season operating, maintenance and administrative expenses at our seasonal amusement parks and water parks, and daily operations at Knott’s Berry Farm, which is open year-round. Net revenues for the first quarter of 2004 increased to $23.2 million from $21.5 million in 2003, due primarily to higher early-season attendance at Knott’s Berry Farm compared to last year’s first quarter, due to improved weather. Operations in the first quarter of 2004 were only impacted by six days of rain, compared to nine in 2003, including five days on which the park was forced to close early.

      Excluding depreciation and other non-cash charges, total operating costs and expenses for the quarter increased 3% to $42.5 million, due in large part to the timing of advertising programs at Knott’s Berry Farm. After depreciation and a $1.3 million non-cash charge for unit options, operating costs and expenses totaled $47.3 million for the period, compared to $45.8 million in 2003.

      In the 2004 first quarter, we recognized a non-cash credit of $863,000 for the change in fair value of interest rate swap agreements during the period, compared with an expense of $185,000 in the same period a year ago. This credit related to a $7.6 million non-cash charge recorded in other expense in 2002 related to the change in fair value of two of our interest rate swap agreements that could not be designated as effective hedges under the applicable accounting rules. The remaining balance of the original non-cash charges (totaling $4.0 million at the end of the 2004 first quarter) will reverse into income over the next four quarters as the swaps continue to serve the purpose of leveling cash interest costs through their maturity in the first quarter of 2005.

      After the non-cash credit, and interest expense and provision for taxes, both of which were down slightly between years, our net loss for the period was $29.9 million, or $0.59 per diluted limited partner unit, compared to a net loss of $31.5 million, or $0.62 per unit, a year ago.

Years Ended December 31, 2003 and December 31, 2002

      Net revenues for the year ended December 31, 2003 were $510.0 million, a 1.4% increase over the year ended December 31, 2002. This followed a 5% increase in 2002, when revenues rose to $502.9 million from $477.3 million in 2001. Net revenues for 2003 reflect a 3% increase in average in-park guest per capita spending (to $35.48 from $34.50 in 2002), a 1% increase in out-of-park revenues and a 1% decrease in combined attendance across our 11 properties (to 12.2 million from a record 12.4 million in 2002). The increase in out-of-park revenues was from improvements in occupancy levels at our resort hotels at Cedar Point and Knott’s Berry Farm.

      In 2003, successful capital programs at Cedar Point and Valleyfair, along with a record year at Michigan’s Adventure, partially offset attendance declines at Dorney Park and Worlds of Fun resulting from poor weather and the lack of a major new attraction and an attendance decline at Knott’s Berry Farm due to continued soft tourism and heavy competition. For the year, combined attendance at our six amusement parks totaled 10.7 million, down less than 2% from last year’s record level. At Cedar Point, the addition of Top Thrill Dragster, the world’s tallest and fastest roller coaster, contributed to the park’s solid performance, while the introduction of the Steel Venom roller coaster at Valleyfair helped generate record revenues at that park. At our five water parks, improved attendance at our California properties, along with a record year at Worlds of Fun’s water park, Oceans of Fun, led to a 3% increase in combined attendance to 1.55 million guests. The 3% increase in our overall in-park guest per capita spending level in 2003 was due to solid improvements in guest spending on admissions and merchandise, as well as a shift in the mix of attendance toward higher per capita parks, such as Cedar Point.

      The 5% increase in net revenues in 2002 reflects a 4% increase in combined attendance across our 11 properties to a record 12.4 million guests (from 11.9 million in 2001), a 9% increase in out-of-park revenues, and a slight increase in average in-park guest per capita spending (to $34.50 from $34.41 in 2001). Successful capital programs at both Cedar Point and Knott’s Berry Farm, along with strong marketing programs and a record year at Dorney Park, boosted combined attendance at our six amusement parks in 2002 by 3% to 10.9 million guests. At Cedar Point, the introduction of a new roller coaster and the addition of the new PEANUTS-themed ice show contributed to the park’s strong 2002 performance. The introduction of the Xcelerator roller coaster in July and a strong Halloween Haunt promotion in October led Knott’s Berry Farm to a strong second half of 2002. At our five water parks, ideal weather conditions at the Midwest properties, along with a full-year contribution from Knott’s Soak City-Palm Springs, led to a 15% increase in attendance to 1.5 million guests. Excluding the impact of the new park, combined water park attendance was still up 10% from 2001. The 9% increase in out-of-park revenues was driven primarily by healthy improvement in occupancy levels at Cedar Point’s resort hotels.

      Cash operating costs and expenses, excluding depreciation and all non-cash and nonrecurring charges, increased less than 1% to $334.3 million in 2003 from $332.8 million in 2002, due to a continued focus at the individual park level to control operating costs during the year. In 2002, these same cash operating costs and expenses increased $8.2 million, or 2.5%, from $324.6 million in 2001, due in part to the mid-year additions of Michigan’s Adventure and Knott’s Soak City-Palm Springs in 2001. All operating costs as a percent of revenues have remained relatively level between years.

      Because we strongly emphasize generating cash earnings for distributions to our unitholders, a very meaningful measure of our operating results is adjusted EBITDA, which represents earnings before interest, taxes, depreciation, and non-cash charges and credits. In 2003, adjusted EBITDA increased 3% to a record $175.7 million from $170.1 million in 2002 and $152.7 million in 2001, due primarily to increases in average in-park guest per capita spending and out-of-park revenues, as well as each park’s ability to control operating costs. The consolidated adjusted EBITDA margin improved to 34.4% in 2003 from 33.8% in 2002 and 32.0% in 2001, due to costs increasing at a slower rate than revenues. (For an explanation and additional information regarding adjusted EBITDA, see the table at the beginning of “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”)

      Other non-cash costs include several items. In 2003, we began accounting for unit options using the fair value method under SFAS No. 123, “Accounting for Stock Based Compensation,” and we recorded a $5.9 million non-cash charge for the year. Under our previous policy of accounting for unit options using the intrinsic value method, we recognized non-cash charges of $4.0 million and $11.7 million in 2002 and 2001, respectively, as we “marked to market” our variable-priced options only. In 2004, under SFAS No. 123 we expect to recognize approximately $5.0 million of non-cash unit option expense.

      In 2002, we recorded a $7.6 million non-cash charge in fair value of two of our interest rate swap agreements that could not be designated as effective hedges under the applicable accounting rules. In 2003, we recognized a non-cash credit of $2.7 million for the change in fair value of those swap agreements during the year. These amounts are included in “Interest and other expense, net” in the table at the beginning of this section.

      In 2002, we recorded a provision of $3.2 million for the estimated portion of the net book value of certain fixed assets that might not be recoverable after they were removed from service.

      After these non-cash charges and credits, and interest expense and provision for taxes, both of which were comparable between years, net income for 2003 increased to $85.9 million compared to $71.4 million in 2002 and $57.9 million in 2001.

Liquidity and Capital Resources

      We ended the first quarter of 2004 in sound financial condition in terms of both liquidity and cash flow. The negative working capital ratio (current liabilities divided by current assets) of 3.2 at March 28, 2004 was the result of our highly seasonal business and careful management of cash flow to reduce borrowings. Receivables and inventories were at normal seasonal levels and credit facilities were in place to fund current liabilities and pre-opening expenses.

      During 2003, cash generated from operations totaled $135 million and new term loan borrowings provided $100 million. We used $40 million for capital expenditures, $107 million to pay down our revolving credit and term loan borrowings and $88 million to pay cash distributions.

      At the end of the 2004 first quarter, we had $330 million of fixed-rate term debt, with staggered maturities ranging from 2004 to 2018, as well as a $180 million revolving credit facility, which is available through March 2007. Borrowings under the revolving credit facility totaled $100.6 million as of March 28, 2004 and $37.8 million as of December 31, 2003. This increase reflects the normal borrowings required as our seasonal parks prepare for the opening of the operating season. Of the total term debt, $20 million is scheduled to mature within the next twelve months.

      In connection with our acquisition of Geauga Lake in April 2004, we issued $75 million of senior notes with terms of seven to eleven years with a fixed rate of 4.72% and borrowed an additional $69.3 million under our revolving credit facility, the availability of which we increased to $230 million. We intend to use the net proceeds of this offering to repay a portion of the borrowings outstanding under our revolving credit facility.

      We have converted $100 million of our fixed-rate term debt to variable rates through the use of several interest rate swap agreements. The fair market value of these swaps, which have been designated as fair value hedges on long-term debt, was a net asset of $5.1 million at March 28, 2004, and has been reflected on the balance sheet in “Intangibles and other assets” with a corresponding increase to “Term debt.”

      For the 2004 operating season, we have invested approximately $27 million in capital improvements at our properties, including expansions to the Soak City water park and Lighthouse Point property at Cedar Point, and the addition of new intermediate-sized thrill rides at Knott’s Berry Farm, Dorney Park and Worlds of Fun. In addition, we have also begun construction on a $22 million indoor water park at Cedar Point and a $16 million world-class roller coaster at Knott’s, both of which are scheduled to open late in 2004. Credit facilities and cash flow from operations are expected to be adequate to meet these planned capital expenditures, as well as seasonal working capital needs and regular quarterly cash distributions for the foreseeable future.

Quantitative and Qualitative Disclosures About Market Risk

      We are exposed to market risks from fluctuations in interest rates and, from time to time, currency exchange rates on imported rides and equipment. The objective of our financial risk management is to reduce the potential negative impact of interest rate and foreign currency exchange rate fluctuations to acceptable levels. We do not acquire market risk sensitive instruments for trading purposes.

      We are party to two interest rate swap agreements that convert $100 million of revolving credit borrowings to fixed-rate obligations averaging 5.82% through February 2005. In addition, we have converted $100 million of our term debt to variable rates averaging LIBOR plus 0.64% through the use of several swap agreements for a period of 6-15 years. As of March 28, 2004, of our outstanding long-term debt, $330.0 million represents fixed-rate debt and $100.6 million represents variable-rate debt. A hypothetical one percentage point increase in the applicable interest rates on our variable-rate debt would increase annual interest expense by approximately $1.0 million as of March 28, 2004.

Impact of Inflation

      Substantial increases in costs and expenses could impact our operating results to the extent such increases could possibly not be passed along to our guests. In particular, increases in labor, supplies, taxes and utility expenses could have an impact on our operating results. The majority of our employees are seasonal in nature and are paid hourly rates, which although not tied directly to federal and state minimum wage laws, do follow those wage trends. Historically, we have been able to pass along cost increases to guests through increases in admission, food, merchandise and other prices, and we believe that we will continue to have the ability to do so to a large extent in the future. We believe that the effects of inflation, if any, on our operating results and financial condition have been and will continue to be minor.

BUSINESS

      We are a leading amusement park operator in the United States. We own and operate seven amusement parks, including two of the 15 largest amusement parks in the United States based on 2003 attendance, as well as five separate-gated water parks. Cedar Point, our flagship park, has been voted the “Best Amusement Park in the World” for six consecutive years in surveys conducted by Amusement Today. Our amusement and water parks serve nine of the 25 largest metropolitan statistical areas in the United States and include more than 100 million people in their combined markets. In 2003, approximately 12.2 million people visited our amusement and water parks.

      We own and operate seven amusement parks:

•	Cedar Point, located on Lake Erie between Cleveland and Toledo in Sandusky, Ohio;

•	Knott’s Berry Farm, located near Los Angeles in Buena Park, California;

•	Dorney Park & Wildwater Kingdom, located near Allentown in South Whitehall Township, Pennsylvania;

•	Geauga Lake, which we acquired in April 2004, located near Cleveland, Ohio;

•	Valleyfair, located near Minneapolis/ St. Paul in Shakopee, Minnesota;

•	Worlds of Fun in Kansas City, Missouri; and

•	Michigan’s Adventure near Muskegon, Michigan.

      Of our five water parks requiring separate admission, three are located adjacent to Cedar Point, Knott’s Berry Farm and Worlds of Fun, and two Knott’s Soak City water parks are located near San Diego and in Palm Springs, California. Our first year-round indoor water park resort, Castaway Bay at Cedar Point, is scheduled to open in November 2004. We also own and operate three other hotels, a campground and two marinas at Cedar Point and a hotel at each of Knott’s Berry Farm and Geauga Lake. In addition, we operate Camp Snoopy, a seven-acre indoor amusement park at the Mall of America in Bloomington, Minnesota under a management contract that extends until 2012.

      Our parks are family-oriented, with recreational facilities for guests of all ages, and provide clean and attractive environments with exciting rides and entertainment. Our amusement parks generally offer a broad selection of state-of-the-art and traditional thrill rides, themed areas, concerts and shows, restaurants, game venues and merchandise outlets. Our water parks feature a wide variety of attractions, including water slides, wave pools, raft rides and children’s play areas. We hold a long-term license for theme park usage of the PEANUTS characters, including Snoopy, which we use to provide an enhanced family entertainment experience at many of our parks.

      Our six seasonal amusement parks are generally open during weekends beginning in April or May, and then daily from Memorial Day until Labor Day, after which they are open during weekends in September and, in some cases, October. The five water parks also operate seasonally, generally from Memorial Day to Labor Day, plus some additional weekends before and after this period. As a result, virtually all of the operating revenues of these parks are derived during an approximate 130-day operating season. Knott’s Berry Farm is open daily on a year-round basis. Each park charges a basic daily admission price, which allows unlimited use of most rides and attractions, with the exception of RipCord, go-kart tracks, miniature golf courses and rock climbing attractions at several of the parks.

      The demographic groups that are most important to the parks are young people ages 12 through 24 and families. We believe families are attracted by a combination of rides and live entertainment and the clean, wholesome atmosphere and young people are attracted by the action-packed rides. During their operating seasons, the parks conduct active television, radio, and newspaper advertising campaigns in their major market areas.

Our Strengths

      We believe we have the following competitive strengths:

Strong cash flow and growing cash distributions

      We have historically generated significant operating cash flow in excess of our capital investments. Our growing net revenues and stable cost structure have allowed us to increase our cash distribution every year since our initial public offering in 1987, including 13 increases in the last 10 years. Additionally, our limited partnership structure allows us to minimize the double taxation of our cash flow. We believe our strong cash flow will continue to give us the opportunity to reinvest in our current operations and increase cash distributions, as well as maintain the flexibility to make strategic acquisitions.

Market leader in thrill rides

      Continued reinvestment in world-class thrill rides has been a key to the growth and profitability of our amusement parks. Surveys conducted by Amusement Today indicate that our amusement parks have:

•	five of the world’s top 25 steel roller coasters, including Cedar Point’s Top Thrill Dragster, the world’s tallest and fastest roller coaster; and

•	two of the world’s top 10 wooden roller coasters.

      These surveys have also voted Cedar Point:

•	the “Best Amusement Park in the World” for six consecutive years; and

•	the amusement park with the “Best Ride Capacity,” a measurement of number of rides per hour that serves as a key indicator of customer satisfaction.

      Cedar Point has more roller coasters than any other amusement park in the world and USA Weekend recently named Cedar Point as the #4 summer travel destination in the United States. We believe our position as a market leader in thrill rides will continue to attract a substantial number of visitors to our amusement parks.

Strong regional market positions

      Our amusement and water parks serve nine of the top 25 metropolitan statistical areas in the United States. Each of our parks has strong regional name recognition and a leading market position in its geographical area, based on attendance. Cedar Point, Valleyfair and Michigan’s Adventure are the largest amusement parks in Ohio, Minnesota and Michigan, respectively. In addition, Cedar Point, Dorney Park and Geauga Lake have operated continuously in their respective markets for more than 100 years.

      We believe there are significant barriers to entry in the amusement park industry, including a limited supply of real estate suitable for amusement park development, high initial capital investment for both land and rides, long development lead-times, and zoning and other local restrictions. These barriers to entry help each of our amusement parks maintain strong regional market positions.

Disciplined acquisition approach

      We follow a disciplined approach to acquisitions, which has been an important factor in our ability to increase our cash distributions to unitholders. Specifically, when evaluating potential acquisitions, we focus on those that we expect to be accretive on a cash flow basis, and avoid acquisitions that would likely dilute cash distributions to unitholders. In addition, we believe the tax advantages and other benefits of Unit ownership make our Units attractive acquisition currency and have provided considerable flexibility in structuring acquisitions.

Experienced management team

      The members of our senior management team have an average of 22 years with us. All of our general managers and most of our corporate officers have at least 25 years of experience with our parks, including Richard L. Kinzel, the Chairman of our Board and our President and Chief Executive Officer, who has 32 years of experience with us. We believe our experienced and stable management is one of the main reasons for our continued success.

Our Business Strategy

      Our objective is to increase our cash distribution rate to our unitholders while providing our guests high-value, high-quality entertainment through a focus on our four cornerstones of safety, service, cleanliness and courtesy. Key elements of our business strategy are:

Pursuing growth in our existing parks

      We believe there are continuing opportunities for growth in our existing parks. We seek to increase our revenues by increasing attendance and guest per capita spending by:

•	adding rides and attractions and continually improving the overall guest experience;

•	using innovative ticket pricing strategies to maximize admissions revenue and out-of-park spending on hotels, campgrounds and extra-charge attractions;

•	adding and enhancing dining, merchandise and other revenue outlets; and

•	focusing on special events.

      Because most of our expenses are relatively fixed, incremental attendance gains and increases in guest per capita spending historically have resulted in increases in revenues and operating margins.

Adding complementary facilities

      We have expanded several of our parks by adding complementary facilities, such as campgrounds, lodging, marinas and water parks. For example, because a substantial portion of visitors to our amusement parks include an overnight stay in their visits, particularly at Cedar Point, we have upgraded our resort facilities and other lodgings in recent years. Additionally, although most of our revenues are earned during a 130-day operating season that lasts from Memorial Day to Labor Day, we continue to look for opportunities to generate revenues on a year-round basis. As an example, we are scheduled to open Castaway Bay at Cedar Point, in November 2004. We believe that adding complementary facilities will allow us to increase revenues and operating profits.

Maintaining disciplined expense controls

      Our management team is skilled in controlling operating costs and expenses in all aspects of our business, while maintaining a high-quality guest experience. Full-time staff is kept to a minimum, and seasonal staffing levels are adjusted daily based on expected park attendance. All other costs and expenses are carefully budgeted and controlled to the maximum extent practicable. As a result, we are able to maintain high operating margins and strong cash distributions to our unitholders even with modest revenue growth.

Continuing to make selective acquisitions

      We have grown from two amusement parks in 1987 to seven amusement parks and five separate-gated water parks in 2004, including our acquisition of Michigan’s Adventure in June 2001 and Geauga Lake in April 2004. Pursuing our goal of generating revenues on a year-round basis, we acquired Knott’s Berry Farm in 1997. We will continue to use our disciplined acquisition approach to acquire parks at reasonable prices where we believe we can generate solid financial returns.

Our Parks and Related Facilities

Cedar Point

      Cedar Point, which was first developed as a recreational area in 1870, is located on a peninsula in Sandusky, Ohio bordered by Lake Erie and Sandusky Bay, approximately 60 miles west of Cleveland and 100 miles southeast of Detroit. Cedar Point is one of the largest seasonal amusement parks in the United States, measured by the number of rides and attractions and the hourly ride capacity, and has been named the “Best Amusement Park in the World” for six consecutive years by Amusement Today’s international survey. It serves a six-state region in the Midwestern United States, which includes nearly all of Ohio and Michigan, western Pennsylvania and New York, northern West Virginia and Indiana, and southwestern Ontario, Canada. The park’s total market area includes approximately 24 million people, with the major population centers of Cleveland, Detroit, Toledo, Akron, Columbus, Grand Rapids, Flint, and Lansing representing approximately 15 million people.

      The main amusement areas of Cedar Point consist of over two miles of midways, with more than 65 rides and attractions, including “Top Thrill Dragster,” the world’s tallest and fastest roller coaster, standing 420 feet tall and reaching speeds up to 120 mph; “Millennium Force,” the world’s No. 2-rated roller coaster; “Magnum XL-200,” “Raptor,” “Wicked Twister,” “Mantis” and “Mean Streak,” which are among the world’s tallest steel, inverted, “double-impulse,” stand-up and wooden roller coasters, respectively; nine additional roller coasters; “Power Tower,” a 300-foot-tall thrill ride; four theaters featuring live entertainment shows performed by college students; “Snake River Falls,” one of the world’s tallest water flume rides; “Camp Snoopy,” a family play-land themed around the popular “PEANUTS” comic strip characters; and “Snoopy Rocks! On Ice,” a family-oriented ice show featuring Snoopy and the other “PEANUTS” characters. In addition, the park offers more than 50 restaurants, fast food outlets and refreshment stands, more than 40 gift and novelty shops, and more than 60 game stands.

      Located adjacent to the park is “Soak City” water park, a separate-gated attraction that features more than 20 water rides and attractions, including “Splash Zone,” a multi-story interactive play area, which is new in 2004; “Zoom Flume,” a large water slide raft ride; twelve additional water slides; two river rafting rides; two children’s activity areas; and a giant wave pool, as well as food and merchandise shops. “Challenge Park,” which includes extra-charge attractions “RipCord,” a free-fall ride from a height of more than 15 stories, a 36-hole themed miniature golf course and two go-kart tracks, is also located adjacent to the park.

      We also own and operate four hotel facilities at Cedar Point. The park’s largest hotel, the historic Hotel Breakers, has more than 600 guest rooms, including 230 in the 10-story Breakers Tower. Hotel Breakers has various dining and lounge facilities, a private beach, lake swimming, a conference/meeting center and two outdoor pools. Breakers Tower has 18 tower suites with spectacular views, an indoor pool, and a TGI Friday’s restaurant. Located near the Cedar Point Causeway entrance to the park is Breakers Express, a 350-room, limited service seasonal hotel. In addition to the Hotel Breakers and Breakers Express, Cedar Point offers the lakefront Sandcastle Suites Hotel, which features 187 suites, a private beach, lake swimming, a courtyard pool, tennis courts and the Breakwater Cafe, a contemporary waterfront restaurant. The park’s only year-round hotel is the Radisson Harbour Inn, a 237-room full-service hotel with a pool and meeting/banquet facilities, located at the Causeway entrance to the park, with an adjoining TGI Friday’s restaurant. In 2004, the Radisson will remain open while it is being converted into an indoor water park resort, to be called Castaway Bay. The new resort will feature a tropical Caribbean theme and will be centered around a 38,000-square-foot indoor water park that will include a 100,000-gallon wave pool, a water roller coaster, a multi-story interactive play area, and numerous other water activities. In addition, the resort will offer a state-of-the-art arcade, and various dining and merchandising facilities. Castaway Bay is scheduled to open in November 2004.

      We also own and operate the Cedar Point Marina, Castaway Bay Marina and Camper Village. Cedar Point Marina is one of the largest full service marinas on the Great Lakes and provides dockage facilities for more than 650 boats, including floating docks and full guest amenities. Castaway Bay Marina, which was purchased in 2003, is a full-service marina featuring 262 slips and full guest amenities. Camper Village includes campsites for more than 100 recreational vehicles and Lighthouse Point, an upscale camping area designed in a nautical New England style, which offers a total of 64 lakefront cottages, 40 cabins and 97 full service recreation vehicle campsites.

      We own and operate the Cedar Point Causeway across Sandusky Bay. This Causeway is a major access route to Cedar Point. We also own dormitory facilities located near the park that house up to 3,100 of the park’s approximately 4,000 seasonal employees.

Knott’s Berry Farm

      Knott’s Berry Farm, located near Los Angeles in Buena Park, California, first opened in 1920 and was acquired by us late in 1997. The park is one of several year-round theme parks in Southern California and serves a total market area of approximately 21 million people centered in Orange County and a large national and international tourism population.

      Knott’s Berry Farm is comprised of six distinctively themed areas, including “Ghost Town,” “Wild Water Wilderness,” “The Boardwalk,” “Indian Trails,” “Fiesta Village” and “Camp Snoopy.” The park offers more than 40 rides and attractions, including “Xcelerator,” a world-class roller coaster; “Supreme Scream,” a 300-foot-tall thrill ride; “Ghost Rider,” one of the tallest, longest and fastest wooden roller coasters in the West; four additional roller coasters; “Bigfoot Rapids,” a white water raft ride; “Timber Mountain Log Ride,” one of the first log flume rides in the United States; a nostalgic train ride; an antique Dentzel carousel; an old-fashioned ferris wheel; a 2,100-seat theatre; a children’s activity area themed with the popular “PEANUTS” comic strip characters; live entertainment shows in 22 indoor and outdoor theatre venues; and “Independence Hall,” an authentic replica of the Philadelphia original, complete with a 2,075 pound Liberty Bell. In addition, there are more than 30 restaurants, fast food outlets and refreshment stands, and a number of gift shops, novelty shops and game areas in the park, as well as Knott’s California Marketplace, a dining and shopping area that is located just outside the park’s gates and is accessible free of charge.

      The park is also renowned for its seasonal events, including a special Christmas promotion, “Knott’s Merry Farm,” and a Halloween event called “Knott’s Scary Farm,” which has been held for more than 30 years and is widely acknowledged as one of the best in the industry.

      Adjacent to the park is “Knott’s Soak City-Orange County,” a separate-gated seasonal water park that features 21 separate water rides and attractions, including 16 high-speed water slides, a wave pool, a lazy river, a children’s activity area, food and merchandise shops, and a second-story sundeck available for public dining and catered events. Just south of San Diego in Chula Vista, California is another water park, “Knott’s Soak City-San Diego,” which offers its guests more than 20 water rides and attractions, including 16 water slides, a wave pool and a children’s activity area, as well as numerous food and merchandise shops. “Knott’s Soak City-Palm Springs” is a 16-acre seasonal water park, located in Palm Springs, California, that offers more than 20 separate water rides and attractions, including 13 water slides, a giant wave pool, a lazy river inner tube ride and a children’s activity area, as well as various food and merchandise shops.

      We also own and operate the Radisson Resort Hotel, a 320-room, full-service hotel located adjacent to the park, which features a pool, tennis courts and meeting/banquet facilities.

Dorney Park & Wildwater Kingdom

      Dorney Park, located near Allentown in South Whitehall Township, Pennsylvania, was first developed as a summer resort area in 1884, and was acquired by us in 1992. Dorney Park is one of the largest amusement parks in the Northeast and serves a total market area of approximately 40 million people. The park’s major markets include Philadelphia, New Jersey, New York City, Lancaster, Harrisburg, York, Scranton, Wilkes-Barre, Hazleton and the Lehigh Valley.

      Dorney Park features more than 50 rides and attractions, including “Talon,” one of the tallest and fastest inverted roller coasters in the world; “Dominator,” a 200-foot-tall thrill ride; “Steel Force,” one of the tallest and fastest roller coasters in the world; five additional roller coasters; “White Water Landing,” one of the world’s tallest water flume rides; “Thunder Canyon,” a white-water rafting ride; “Camp Snoopy,” a family play-land themed around the popular “PEANUTS” comic strip characters; live musical shows featuring college students; an antique Dentzel carousel carved in 1921; and an extra-charge attraction called “SkyScraper,” which stands 85 feet tall and spins passengers seated at opposite ends of a long vertical arm at speeds of more than 50 mph. Included in the price of admission is “Wildwater Kingdom,” one of the largest water parks in the United States, which features more than 20 water slides, including “Patriot’s Plunge,” “Jumpin’ Jack Splash,” and “Aquablast,” one of the longest elevated water slides in the world; a giant wave pool; and two children’s activity areas. In addition, there are more than 30 restaurants, fast food outlets and refreshment stands, and a number of gift shops, novelty shops and game areas located throughout the park.

Geauga Lake

      Geauga Lake, which we purchased in April of 2004, was first developed as a recreational area in 1887. This family-oriented amusement park, which is located near Cleveland, Ohio, is situated on approximately 670 acres, including a 50-acre spring-fed lake, and serves a total market area of approximately 17 million people primarily from the Cleveland/ Akron, Youngstown, Pittsburgh and Columbus markets. Geauga Lake was most recently operated by Six Flags and featured access to both the amusement park and the animal attractions for a single admission price since the 2001 season. Prior to 2001, Geauga Lake was separately operated as an amusement park. The park offers its guests a wide variety of rides and attractions, including “X-Flight,” a coaster that guides riders on a thrilling flying experience laying down; “Dominator,” the world’s longest floorless coaster; the “Big Dipper” wooden coaster; seven additional roller coasters; several children’s areas; and various live shows.

      For no additional charge, guests can enjoy the “Hurricane Hannah’s” water park, which includes “Hurricane Mountain,” Ohio’s tallest waterslide complex; ten additional waterslides; “Turtle Beach,” a children’s water park; a lazy river; and a giant wave pool.

      Located adjacent to the park are the 145-room Geauga Lake Hotel and the Geauga Lake Campgrounds, which features 300 developed campsites. Both the hotel and campgrounds are owned and operated by us and are just a short walk from the park.

Valleyfair

      Valleyfair, which opened in 1976 and was acquired by our predecessor in 1978, is located near Minneapolis-St. Paul in Shakopee, Minnesota and is the largest amusement park in Minnesota. Valleyfair’s market area is centered in Minneapolis-St. Paul, which has a population of approximately two million, but the park also draws visitors from other areas in Minnesota and surrounding states with a combined population base of seven million people.

      Valleyfair offers more than 35 rides and attractions, including “Steel Venom,” a 185-foot-tall “double-impulse” coaster; “Power Tower,” a 275-foot-tall thrill ride; “Wild Thing,” one of the tallest and fastest roller coasters in the world; five additional roller coasters; a water park named “Whitewater Country,” which includes “Hurricane Falls,” a large water slide raft ride, and “Splash Station,” a children’s water park; “KidWorks,” which is an indoor/outdoor children’s activity area new for 2004; a 430-seat indoor theatre for live show presentations; and “Challenge Park,” an extra-charge attraction area that includes “RipCord,” a free-fall ride from a height of more than 15 stories, a Can-Am-style go-kart track and a 36-hole themed miniature golf course. In addition, there are more than 20 restaurants, fast food outlets and refreshment stands, and a number of gift shops, novelty shops and game areas located throughout the park. Admission to “Whitewater Country” water park is included in admission to the amusement park.

Worlds Of Fun

      Worlds of Fun, which opened in 1973, and Oceans of Fun, the adjacent water park that opened in 1982, were acquired by us in 1995. Located in Kansas City, Missouri, Worlds of Fun serves a total market area of approximately eight million people centered in Kansas City, but also including most of Missouri, as well as portions of Kansas and Nebraska.

      Worlds of Fun is a traditional amusement park themed around Jules Verne’s adventure book Around the World in Eighty Days. The park offers more than 40 rides and attractions, including “Boomerang,” a 12-story-tall steel roller coaster; “MAMBA,” one of the tallest and fastest roller coasters in the world; “Timber Wolf,” a world-class wooden roller coaster; “Detonator,” a 185-foot-tall thrill ride, which launches riders straight up its twin-tower structure; “Camp Snoopy,” a family play-land featuring the popular “PEANUTS” comic strip characters; “RipCord,” an extra-charge attraction that lifts riders to a height of more than 15 stories before dropping them back to earth in a free fall; “Monsoon,” a water flume ride; “Fury of the Nile,” a white-water rafting ride; a 4,000-seat outdoor amphitheater; and live musical shows. In addition, the park offers more than 25 restaurants, fast food outlets and refreshment stands, and a number of gift shops, novelty shops and game areas.

      Oceans of Fun, which requires a separate admission fee, is located adjacent to Worlds of Fun and features a wide variety of water attractions including “Paradise Falls,” a large interactive play area geared toward the whole family; “Hurricane Falls,” a large water slide raft ride; “The Typhoon,” one of the world’s longest dual water slides; a giant wave pool; and several children’s activity areas, including “Crocodile Isle,” as well as food and merchandise shops.

Michigan’s Adventure

      Michigan’s Adventure, which was acquired by us in 2001, is the largest amusement park in Michigan. Located near Muskegon, Michigan, the park serves a total market area of approximately five million people, principally from central and western Michigan and eastern Indiana.

      Michigan’s Adventure offers guests more than 50 rides and attractions, including “Shivering Timbers,” one of the world’s highest-rated wooden roller coasters; the “Wolverine Wildcat” wooden coaster; four additional roller coasters; an eight-story-tall Ferris wheel; “Adventure Falls” water ride; “RipCord,” an extra-charge attraction that lifts riders to a height of more than 15 stories before dropping them back to earth in a free fall; and “Wild Water Adventure,” a water park featuring more than 20 water rides and attractions, including two wave action pools, a surf pool, a 612-foot-long water slide adventure, the “Mineshaft” inner tube ride and a lazy river. Admission to “Wild Water Adventure” water park is included in admission to the amusement park.

Working Capital and Capital Expenditures

      During the operating season, we carry significant receivables and inventories of food and merchandise, as well as payables and payroll-related accruals. Amounts are substantially reduced in nonoperating periods. Seasonal working capital needs are met with a revolving credit facility, which is established at a level sufficient to accommodate our peak borrowing requirements in April and May as the seasonal parks complete preparations for opening. Revolving credit borrowings are reduced daily with our strong positive cash flow during the seasonal operating period.

      We believe that annual park attendance is influenced by the investment in new attractions from year to year. Capital expenditures are planned on a seasonal basis with the majority of such capital expenditures made in the period from October through May, prior to the beginning of the peak operating season. Capital expenditures made in a calendar year may differ materially from amounts identified with a particular operating season because of timing considerations such as weather conditions, site preparation requirements and availability of ride components, which may result in accelerated or delayed expenditures around calendar year-end.

Competition

      In general, we compete with all phases of the recreation industry within our primary market areas of Cleveland, Detroit, Los Angeles, San Diego, Philadelphia, New Jersey, Minneapolis-St. Paul, and Kansas City, including several other amusement/theme parks in our market areas. Our business is subject to factors generally affecting the recreation and leisure market, such as economic conditions, changes in discretionary spending patterns and weather conditions.

      In Cedar Point’s major markets, its primary amusement park competitors are Paramount Kings Island in southern Ohio and Geauga Lake.

      In Southern California, Knott’s Berry Farm’s primary amusement/theme park competitors are Disneyland and Disney’s California Adventure, which are approximately 10 minutes away, Universal Studios, approximately 40 minutes away, and Six Flags Magic Mountain, approximately 75 minutes away. The San Diego Zoo and Sea World-San Diego are located approximately 90 minutes from Knott’s. LEGOLAND, a children’s park, is located approximately 70 minutes away in Carlsbad, California.

      Dorney Park has a number of competitors, with Hershey Park in central Pennsylvania and Six Flags Great Adventure in New Jersey being the major competitors in its market area.

      In Geauga Lake’s major markets, its primary amusement park competitors are Paramount Kings Island in Southern Ohio, Kennywood Park near Pittsburgh and Cedar Point.

      In Worlds of Fun’s major markets, its primary amusement park competitors are Six Flags Over Mid-America in eastern Missouri and Silver Dollar City in southern Missouri.

      Adventureland, a theme park in Des Moines, Iowa, is located approximately 250 miles from Valleyfair and Worlds of Fun.

      Michigan’s Adventure competes in northern Indiana with Six Flags Great America, which is located approximately 250 miles away in Gurnee, Illinois, and with Cedar Point.

      The principal competitive factors in the amusement park industry include the uniqueness and perceived quality of the rides and attractions in a particular park, its proximity to metropolitan areas, the atmosphere and cleanliness of the park, and the quality and variety of the food and entertainment available. We believe that our amusement parks feature a sufficient quality and variety of rides and attractions, restaurants, gift shops and family atmosphere to make them highly competitive with other parks.

Government Regulation

      All rides are run and inspected daily by both our maintenance and ride operations personnel before being put into operation. The parks are also periodically inspected by our insurance carrier and, at Cedar Point, Knott’s Berry Farm, Dorney Park, Geauga Lake, Worlds of Fun and Michigan’s Adventure, by state ride-safety inspectors.

Employees

      We have approximately 1,500 full-time employees. During the operating season, our seasonal parks have approximately 12,000 seasonal employees, most of whom are high school and college students. Knott’s Berry Farm hires approximately 2,800 seasonal employees for peak periods and 1,000 part-time employees who work year-round. Approximately 3,100 of Cedar Point’s seasonal employees and 400 of Valleyfair’s seasonal employees live in dormitories owned by us. We maintain training programs for all new employees and believe that our relations with employees are good.

Properties

      Cedar Point and Soak City are located on approximately 365 acres owned by us on the Cedar Point peninsula in Sandusky, Ohio. We also own approximately 100 acres of property on the mainland adjoining the approach to the Cedar Point Causeway. The Breakers Express hotel, the Radisson Harbour Inn and adjoining TGI Friday’s restaurant, Castaway Bay Marina and two seasonal-employee housing complexes are located on this property.

      We control, through ownership or an easement, a six-mile public highway and own approximately 38 acres of vacant land adjacent to this highway, which is a secondary access route to Cedar Point and serves about 250 private residences. The roadway is maintained by us pursuant to deed provisions. We also own the

Cedar Point Causeway, a four-lane roadway across Sandusky Bay, which is the principal access road to Cedar Point.

      Knott’s Berry Farm is situated on approximately 160 acres, virtually all of which have been developed. Knott’s Soak City-San Diego is located on approximately 65 acres, of which 33 acres have been developed and 32 acres remain available for future expansion. Knott’s Soak City-Palm Springs is located on approximately 21 acres, of which 16 acres have been developed and five acres remain available for future expansion.

      Dorney Park is situated on approximately 200 acres, of which 170 acres have been developed and 30 acres remain available for future expansion.

      At Geauga Lake, approximately 300 acres are in use and approximately 200 acres remain available for future expansion. The property also includes a 50-acre spring-fed lake.

      At Valleyfair, approximately 115 acres have been developed, and approximately 75 additional acres remain available for future expansion.

      Worlds of Fun is located on approximately 350 acres, of which 235 acres have been developed and 115 acres remain available for future expansion.

      Michigan’s Adventure is situated on approximately 250 acres, of which 100 acres have been developed and 150 acres remain available for future expansion.

      We also own approximately 450 acres of land in southern Michigan.

      All of our property is owned in fee simple without encumbrance. We consider our properties to be well maintained, in good condition and adequate for our present uses and business requirements.

MANAGEMENT

Directors and Executive Officers

      The directors and executive officers of our general partner are as follows:

Name	Age	Position

Richard L. Kinzel	63	Chairman, President and Chief Executive Officer and Director
Bruce A. Jackson	52	Corporate Vice President — Finance and Chief Financial Officer
Richard J. Collingwood	64	Corporate Vice President — Administration
Charles M. Paul	50	Vice President & Corporate Controller
Robert A. Decker	43	Corporate Vice President — Planning & Design
Daniel R. Keller	54	Vice President & General Manager of Cedar Point Resort
Jacob T. (Jack) Falfas	52	Vice President & General Manager of West Coast Operations
H. John Hildebrandt	54	Vice President & General Manager of Dorney Park
William G. Spehn	44	Vice President & General Manager of Geauga Lake
Larry L. MacKenzie	48	Vice President & General Manager of Valleyfair
H. Philip Bender	47	Vice President & General Manager of Worlds of Fun/ Oceans of Fun
Camille Jourden-Mark	37	Vice President & General Manager of Michigan’s Adventure
Darrel D. Anderson	59	Director
Richard S. Ferreira	63	Director
Michael D. Kwiatkowski	56	Director
David L. Paradeau	61	Director
Steven H. Tishman	47	Director
Thomas A. Tracy	72	Director

      Richard L. Kinzel has served as Chairman since 2003, as a director since 1986 and as President and Chief Executive Officer since 1986. Mr. Kinzel has been employed by the partnership or its predecessor since 1972, and from 1978 to 1986 he served as vice president and general manager of Valleyfair.

      Bruce A. Jackson has been employed by us since 1988 and has served as Corporate Vice President — Finance and Chief Financial Officer since 1992. Prior to that he served as Vice President — Finance and Chief Financial Officer since 1988. Mr. Jackson is a certified public accountant.

      Richard J. Collingwood has been employed by us or our predecessor since 1973 and has served as Corporate Vice President — Administration since the end of 2000. Prior to that, he served as Corporate Vice President — General Services from 1992 to 2000.

      Charles M. Paul has been employed by us or our predecessor since 1981 and has served as Vice President & Corporate Controller since 2000. Prior to that, he served as Corporate Controller from 1996 to 2000. Mr. Paul is a certified public accountant. Mr. Paul has given notice that he will resign from the general partner effective July 14, 2004.

      Robert A. Decker has been employed by us since 1999 and has served as Corporate Vice President — Planning & Design since the end of 2002. Prior to that, he served as Corporate Director — Planning and Design since 1999. Before joining Cedar Fair he served as Director of Planning and Design at Jack Rouse Associates, a design consultancy firm, from 1989 to 1998.

      Daniel R. Keller has been employed by us or our predecessor since 1973 and has served as Vice President & General Manager of Cedar Point Resort since the end of 2000. Prior to that, he served as Vice President & General Manager of Worlds of Fun/ Oceans of Fun from 1995.

      Jacob T. Falfas has been employed by us or our predecessor since 1975 and has served as Vice President & General Manager of West Coast Operations since the end of 2000. Prior to that, he served as Vice President & General Manager of Knott’s Berry Farm from December 1997 through 2000.

      H. John Hildebrandt has been employed by us or our predecessor since 1974. He was promoted to Vice President & General Manager of Dorney Park in May 2004. Prior to that, he served as Vice President — Marketing of Cedar Point Resort since 1994, and as Director — Marketing of Cedar Point from 1978 to 1994.

      William G. Spehn has been employed by us or our predecessor since 1981. He was promoted to Vice President & General Manager of Geauga Lake after its acquisition in April 2004. Prior to that, he served as Vice President — Operations of Cedar Point Resort since the end of 2001, and as Director — Operations of Cedar Point Resort from 1999 through the end of 2001.

      Larry L. MacKenzie has been employed by us or our predecessor since 1977 and has served as Vice President & General Manager of Valleyfair since the end of 2001. He served as interim General Manager of Michigan’s Adventure for several months subsequent to its acquisition in late May 2001. Prior to that, he served as Vice President — Revenue Operations of Dorney Park from 1997 to 2001.

      H. Philip Bender has been employed by us or our predecessor since 1978 and has served as Vice President & General Manager of Worlds of Fun/ Oceans of Fun since the end of 2000. Prior to that, he served as Vice President — Retail Operations of Worlds of Fun since the beginning of 2000, and Director — Retail Operations of Worlds of Fun from 1995 to 2000.

      Camille Jourden-Mark has been employed by us since June 2001 when we acquired Michigan’s Adventure and has served as Vice President & General Manager of Michigan’s Adventure since 2001. From 1998 to 2001, she served under previous ownership as General Manager of the park.

      Darrel D. Anderson is currently involved with the management of private investments with his family. He was a general partner of Knott’s Berry Farm, Orange County, California’s oldest theme amusement park, from 1960 to 1998 and served as chairman of the Knott family board. He is also a past chairman of the board of Olive Crest Treatment Centers, the largest provider of residential services for abused children in southern California.

      Richard S. Ferreira is a retired executive vice president and chief financial officer of Golf Hosts, Inc., a developer and owner of nationally recognized resorts in Colorado and Florida, and a past member of its Board of Directors. Mr. Ferreira was associated with Golf Hosts, Inc. for more than 26 years.

      Michael D. Kwiatkowski has been a consultant in the food industry since 1996, prior to which he served as Chairman of PCS, which owned and operated a chain of 11 restaurants, from 1986 to 1996. He has more than 30 years of experience in amusement parks and branded restaurant operations.

      David L. Paradeau is owner and chief executive officer of Minnesota Zephyr Limited and the Stillwater Grill in Stillwater, Minnesota. He was the founder and creator of that dining and entertainment operation, which was established in 1986. He is also the owner of D.L. Paradeau Marketing, a consulting firm. He has 39 years of experience in marketing and advertising in the brewing industry and in the amusement and entertainment business.

      Steven H. Tishman has been a managing director at Rothschild, Inc., an investment bank located in New York, New York, since October 2002. He was a managing director of Robertson Stephens, Inc., an investment bank, from November 1999 to July 2002, and from July 1993 to November 1999 he was a senior managing director of Bear, Stearns & Co. Inc., an investment bank. Mr. Tishman is also a director of Claire’s Stores, Inc.

      Thomas A. Tracy is a business consultant and was a partner in the accounting firm of Arthur Andersen LLP from 1966 until his retirement in 1989.

SUMMARY DESCRIPTION OF OUR LIMITED PARTNERSHIP AGREEMENT

      The following description is a summary of certain provisions of our limited partnership agreement and is not necessarily complete. Our limited partnership agreement is included as an exhibit to the registration statement to which this prospectus supplement relates, and this summary is qualified in its entirety by reference to the actual agreement. See “Where You Can Find More Information” in the accompanying prospectus. A description of our Units is provided in the accompanying prospectus under the heading “Description of the Units.”

Organization

      We are organized as a limited partnership under the Delaware Uniform Limited Partnership Act.

Purposes, Business and Management

      Our purpose and business is to own and operate amusement parks, hotel and resort facilities and related properties and to conduct any business which may lawfully be conducted by a limited partnership organized pursuant to Delaware law. Our general partner is authorized to conduct, direct and exercise full control over all of our business activities. Our general partner has the authority to cause us to issue up to 750 million Units or options or other rights to acquire Units, without the consent of our limited partners. See “— Sales of Additional Units” below. Our general partner also has the authority to cause us to offer securities in exchange for other properties, including amusement parks, to repurchase or otherwise reacquire Units or other securities and to borrow money. Our limited partners may not take part in the control of the partnership except in their capacity as officers or directors of our general partner.

      Our general partner is prohibited from participating in a business other than ours. The nonemployee directors of our general partner are not subject to a similar prohibition. Our officers and employees cannot compete with us and are expected to serve the partnership on a full-time basis.

      The authority of our general partner is limited in certain respects. Our general partner is prohibited, without the prior approval of the holders of at least 66 2/3% of the Units, from among other things selling or exchanging all or substantially all of our assets (or all or substantially all of the assets of Cedar Point) in a single transaction or a series of related transactions or causing us to merge with or into another entity. Except as generally described under “— Amending our Limited Partnership Agreement” below, any amendment to our limited partnership agreement that materially affects the interests of the limited partners requires the approval of the holders of more than 50% of the Units.

      Our general partner may not transfer its general partner interest unless:

•	the holders of at least 66 2/3% of the Units approve the transfer;

•	the transferee agrees to be bound by the provisions of our limited partnership agreement; and

•	we receive an opinion of counsel that the transfer will not result in the loss of limited liability of any limited partner or cause us to be treated as an association taxable as a corporation for federal income tax purposes (unless we already are so treated in all material respects).

      Each of our limited partners makes the consents and waivers contained in our limited partnership agreement and grants our general partner a power of attorney to execute and file certain documents required in connection with the qualification, continuance or dissolution of the partnership, and the amendment of our limited partnership agreement.

      We may borrow funds from our general partner and its affiliates at interest rates that are not less favorable than those we could obtain from unrelated lenders.

Allocation of Profits and Losses

      Our limited partnership agreement provides that, in determining the rights of the partners among themselves and for financial accounting purposes, items of income, gain and loss generally will be credited or charged, as the case may be, to the partners in accordance with their percentage interests in us. In addition, for federal income tax purposes, items of income, gain, loss, deduction and credit are generally allocated among the partners in accordance with their percentage interests in us. The primary exception to the general allocation rule relates to items of income, gain, loss and deduction attributable to contributed properties, which initially are allocated for federal income tax purposes in a manner consistent with Section 704(c) of the Code. In addition, upon the issuance of additional Units, items of income, gain, loss and deduction attributable to a property, the book value of which is adjusted pursuant to such issuance, will be allocated in a manner consistent with the principles of Section 704(c) of the Code. See “Tax Considerations — Tax Consequences of Unit Ownership — Allocation of Profits and Losses.”

Removal or Withdrawal of our General Partner

      Our general partner may be removed only upon the vote of the holders of at least 66 2/3% of the Units. Removal of our general partner is subject to receipt of an opinion of counsel that the removal and the selection and admission of a successor general partner will not result in the loss of limited liability of any limited partner or cause us to be treated as an association taxable as a corporation for federal income tax purposes (unless we are already so treated in all material respects). In the event of the removal of our general partner, we may continue as a partnership if a successor general partner is approved by the holders of more than 50% of the Units; otherwise, we will be dissolved. Upon the withdrawal or removal of our general partner, we will distribute to such general partner an amount of cash equal to the lesser of (a) the balance in such general partner’s capital account, before adjustment to reflect unrealized gain or loss attributable to a contribution of appreciated property, or (b) the balance in such capital account after such adjustment. Our general partner has agreed not to withdraw as our general partner before December 31, 2082.

Amending our Limited Partnership Agreement

      Our general partner may make amendments to our limited partnership agreement without the consent of the unitholders, if, among other things, such amendments do not adversely affect the unitholders in any material respect, are necessary or desirable to satisfy any requirement, condition or guideline contained in any opinion, directive, order, ruling or regulation of any federal or state agency or contained in any federal or state statute, are necessary or desirable to implement certain tax-related provisions of our limited partnership agreement, are necessary or desirable to facilitate the trading of the Units (or the classification of outstanding Units) or to comply with certain rules, regulations, guidelines or requirements of any securities exchange on which the Units are or will be listed for trading.

      Amendments to our limited partnership agreement may be proposed only by our general partner or by holders of at least 10% of the outstanding Units (subject to approval by our general partner). Our general partner is not required to submit any proposed amendment to the unitholders for consideration if our general partner has received written consent to such amendment from the holders of the requisite percentage of Units required to approve the proposed amendment. Proposed amendments (except as otherwise provided in this section) must be approved by the holders of more than 50% of the Units.

      The approval by the holders of at least 85% of the Units must be obtained in respect of any amendment unless we have received an opinion of counsel that the amendment will not result in the loss of limited liability of any limited partner or cause us to be treated as an association taxable as a corporation for federal income tax purposes (unless we are already so treated in all material respects). See “Tax Considerations — Partnership Status.” Any provision of our limited partnership agreement providing for a vote of the holders of a specified percentage of the Units may be amended only with the consent of the holders of such percentage.

Meetings; Voting

      Record holders of Units on the record date set pursuant to our limited partnership agreement will be entitled to notice of, and to vote at, meetings of our limited partners and to act with respect to matters as to which consents may be solicited.

      Any action that may be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing setting forth the action so taken are signed by unitholders owning not less than the minimum percentage that would be necessary under our limited partnership agreement to authorize or take such action at a meeting of the unitholders. Meetings of the unitholders may be called by our general partner or by the holders of at least 10% of the Units. Unitholders may vote either in person or by proxy at meetings. The holders of more than 50% of the Units represented in person or by proxy will constitute a quorum at a meeting of unitholders.

      Each owner of a Unit has a vote according to his or her percentage interest in the partnership represented by his or her Units, although additional classes or series of interests in the partnership having special voting rights superior to those of the Units could be issued by us. See “— Sales of Additional Units” below. Our limited partnership agreement provides that Units held in nominee or street name accounts will be voted by the broker (or other nominee) pursuant to the instruction of the unitholder unless the arrangement between the unitholder and his nominee provides otherwise.

      Our limited partnership agreement specifies that our limited partners shall be entitled to elect the board of directors of our general partner, and an annual meeting of our limited partners will be held for that purpose. All of the outstanding shares of capital stock of our general partner are held by an Ohio trust, and the trustee of the trust is required under the terms of a trust agreement to cause the persons receiving the greatest number of votes of the limited partners to become directors of the general partner.

Sales of Additional Units

      Our general partner has authority to cause us to issue up to 750 million Units and options or other rights to acquire Units, without the consent of our limited partners, for any price, including a price that is more or less than the fair market value of the Units. The terms of such additional Units or other securities will be determined by our general partner in its sole discretion. Any increase in the number of Units outstanding would have a dilutive effect on Units then outstanding.

Indemnification

      Our limited partnership agreement provides that we will indemnify our general partner and its affiliates, shareholders, directors, officers, employees and agents to the fullest extent permitted by law against liabilities and expenses (including legal fees and expenses) incurred by the indemnified persons in connection with litigation or threatened litigation in which such persons may be involved by reason of their management of our affairs. Any indemnification under these provisions will be limited to our assets.

      We are authorized to purchase insurance, to the extent and in such amounts as are considered reasonable and commercially available, against liabilities asserted against and expenses incurred by any persons in connection with our activities, whether or not we would have the power to indemnify such persons against such liabilities under the provisions described above. Our limited partnership agreement provides that we may enter into contracts with indemnified persons or adopt written procedures pursuant to which arrangements are made for the advancement of expenses and the funding of our indemnity obligations and containing such other procedures regarding indemnification as are appropriate.

Limited Liability

      Assuming that a limited partner does not take part in the control of our business and otherwise acts in conformity with the provisions of our limited partnership agreement, his or her liability generally will be limited to the amount he or she (or his or her predecessor) contributed to our capital. Under Delaware law, a limited partner may not receive a distribution from us if, at the time of the distribution and after giving effect thereto, our liabilities, other than liabilities to partners on account of their partnership interests, would exceed the fair value of our net assets. If a limited partner receives a distribution when our liabilities exceed the fair value of our net assets, the limited partner will be liable to us for the amount of the distribution for a period of up to three years. Delaware law provides that a limited partner receives a return of his or her capital contribution to the extent that a distribution reduces the limited partner’s share of the fair value of our net assets below the agreed value (as set forth in our records) of the contribution that has not been distributed to the limited partner. Under Delaware law, an assignee of a limited partner who becomes a limited partner is liable for the obligation of the assignor to restore capital contributions except that the assignee is not obligated for liabilities unknown to the assignee at the time the assignee became a limited partner and which could not be ascertained from our limited partnership agreement.

      We presently conduct business in the states of California, Delaware, Michigan, Minnesota, Missouri, Ohio and Pennsylvania and could in the future conduct business and own property in other states. Maintaining limited liability will require compliance with the legal requirements of those states. We believe that we operate in compliance with the legal requirements for the maintenance of limited liability in the states in which we presently conduct business. Limitations on the liability of a limited partner for the obligations of a limited partnership have not clearly been established in many states and may be subject to future judicial interpretation in the states in which we presently conduct business. Accordingly, if it were determined that the right or exercise of the right by the limited partners to remove our general partner, to make certain amendments to our limited partnership agreement or to take any other action pursuant to our limited partnership agreement constituted participation in “control” of our business for the purposes of the statutes of such states, unitholders might be held personally liable for our obligations.

      Upon our dissolution, our assets may in certain instances be distributed in kind to the unitholders. If a distribution in kind is made, the unitholders receiving the distribution in kind will no longer have limited liability with respect to, and will be required to make arrangements for further operation of, the assets distributed to them and may receive the assets subject to operating agreements and liabilities for our indebtedness. Disposing of distributed assets or arranging for the operation of such assets could be difficult, particularly in view of the large number of persons who could receive undivided interests in the assets. See “— Termination, Dissolution and Liquidation” below.

Termination, Dissolution and Liquidation

      We will continue as a partnership until December 31, 2082, unless sooner terminated pursuant to our limited partnership agreement. We may be dissolved:

•	upon the election of our general partner and the approval of the holders of more than 50% of the Units;

•	by operation of law; or

•	by the removal of our general partner if the holders of more than 50% of the Units do not elect to continue with the partnership. See “— Removal or Withdrawal of our General Partner” above.

      Upon dissolution, our general partner or another person authorized to wind up our affairs will act as liquidator of our assets and will apply the proceeds thereof in the order of priority set forth in our limited partnership agreement. Such liquidator may defer liquidation or distribution of our assets, or may distribute our assets to the partners in kind, if it determines that a sale would be impractical or would cause undue loss to our partners. Federal income tax laws require distributions on liquidation to be made in proportion to and to the extent of positive balances in the capital accounts of limited partners and assignees.

Special Limited Partners

      Our limited partnership agreement provides that certain special limited partners hold an interest in our capital. We maintain a capital account for each of our special limited partners that is separate and distinct from the capital accounts of our limited partners. The aggregate balance of all of the special limited partner capital accounts has been set at $5,290,500 and shall not change or be adjusted for any reason. In addition:

•	special limited partnership interests are not represented by Units;

•	no items of income, gain, deduction, loss or credits are allocated to our special limited partners;

•	special limited partners do not receive any allocations or distributions, except in the event of the dissolution or liquidation of the partnership as described below; and

•	special limited partners do not have any voting rights.

Special limited partners are only entitled to distributions in the event of our dissolution or liquidation and under such circumstances distributions to our special limited partners are limited to an aggregate of $5,290,500.

TAX CONSIDERATIONS

Introduction

      This section is a summary of the material tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States and contains the opinions of Squire, Sanders & Dempsey L.L.P., our counsel, as specifically provided under the caption “— Legal Opinions” below. The opinions of Squire, Sanders are based on the accuracy of the representations made by us. This section is based upon current provisions of the Internal Revenue Code, existing regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary from the consequences described below.

      This section does not comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we recommend that each prospective unitholder consult with and rely on his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of Units.

      No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions and advice of Squire, Sanders. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the Units and the prices at which common Units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and the general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

Legal Opinions

      Squire, Sanders has expressed its opinion that, based on the representations and subject to the qualifications set forth in the detailed discussion that follows, under Code provisions and Treasury regulations presently in effect, we will be treated as a partnership, and the beneficial owners of Units will be treated as partners.

      In addition, Squire, Sanders has rendered us its opinion that it is more likely than not that the significant federal income tax benefits to be derived from an investment in the Units, as described below, will in the aggregate be realized.

Partnership Status

      Generally, a partnership is not a taxable entity and incurs no entity level federal income tax liability. Instead, each partner in a partnership is required to take into account in computing his federal income tax liability his allocable share of items of income, gain, loss, deduction and credit of the partnership regardless of whether cash is distributed with respect to such income. Distributions by a partnership to a partner are generally not taxable unless the distribution is in excess of the partner’s adjusted basis in his partnership interest.

      Under the regulations in effect prior to 1997, an unincorporated entity would be classified either as a partnership or an association taxable as a corporation based on the existence or nonexistence of four “corporate” characteristics.

      In December 1996, the IRS published new regulations regarding the classification of entities for federal income tax purposes. From and after January 1, 1997, any unincorporated entity formed under the laws of any state of the United States may elect to be treated as either a partnership or a corporation for federal income tax purposes, without regard to the particular characteristics of the entity. In the absence of an election to the contrary, an unincorporated entity with two or more owners automatically will be treated as a partnership.

      The regulations provide that unless an entity elects otherwise, an entity in existence prior to January 1, 1997 will have the same classification that the entity claimed prior to January 1, 1997. We claimed partnership status for federal income tax purposes for all years before 1997, and have done so and will continue to do so for tax years after 1996. We have not elected to be treated as a corporation for federal income tax purposes. Accordingly, we should be classified and taxed as a partnership for federal income tax purposes for 1997 and all years thereafter.

      Section 7704 of the Code provides that a publicly traded partnership is generally treated as a corporation. The term “publicly traded partnership” means any partnership if interests in such partnership are traded on an established securities market. We are a publicly traded partnership. However, Section 7704(g) of the Code provides that an electing 1987 partnership is not treated as a corporation. The term “electing 1987 partnership” means any publicly traded partnership if (1) such partnership is an existing partnership (as defined in section 10211(c)(2) of the Revenue Reconciliation Act of 1987), (2) such partnership has not been treated as a corporation for all prior taxable years beginning after December 31, 1987 and before January 1, 1998, (3) such partnership elects the application of Section 7704(g) of the Code and consents to the application of the tax imposed by Section 7704(g)(3) for such partnership’s first taxable year beginning after December 31, 1997, and (4) there has not been an addition of a substantial new line of business with respect to such partnership since December 17, 1987. The regulations provide that a new line of business is any business activity of the partnership not closely related to a pre-existing business of the partnership to the extent that the activity generates income other than “qualifying income” within the meaning of Section 7704 of the Code and the regulations thereunder. The regulations provide that a business activity is a pre-existing business of the partnership if (1) the partnership was actively engaged in the activity on or before December 17, 1987, or (2) the partnership is actively engaged in the business activity that was specifically described as a proposed business activity of the partnership in a registration statement or amendment thereto filed on behalf of the partnership with the SEC on or before December 17, 1987. The regulations provide that a new line of business is substantial as of the earlier of (1) the taxable year in which the partnership derives more than 15% of its gross income from that line of business, or (2) the taxable year in which the partnership directly uses in that line of business more than 15% (by value) of its total assets.

      We represent that (1) we were a publicly traded partnership on December 17, 1987, (2) we timely and properly filed an election and consent under Section 7704(g) of the Code to be treated as an electing 1987 partnership, (3) we have been treated as an electing 1987 partnership since December 17, 1987, (4) we have not revoked such election, (5) as of December 17, 1987, our business consisted of the ownership and operation of amusement parks, water parks, hotels and other lodging facilities, and the provision of food, entertainment and other customary services within the amusement parks, water parks, hotels and other lodging facilities, and (6) we have not added a substantial new line of business since December 17, 1987. Accordingly, we should be classified and taxed as an electing 1987 partnership for 1998 and all years thereafter. As an electing 1987 partnership, we are subject to a tax equal to 3.5% of our gross income (net revenues minus cost of goods sold), which tax is not deductible by us. However, no ruling has been or will be sought from the IRS and the IRS has made no determination as to our status for federal income tax purposes or whether we are an “electing 1987 partnership” under Section 7704 of the Code. Instead, we will rely on the opinion of Squire, Sanders that, based upon the representations described above, we will be classified as a partnership and as an electing 1987 partnership for federal income tax purposes.

      In the event it is subsequently determined that we are an association taxable as a corporation, or that we are not an electing 1987 partnership, the tax benefits of an investment in us will be significantly reduced or eliminated. In the event that we are determined to be an association taxable as a corporation, we will be required to pay federal income taxes on our taxable income with items of deduction being deductible only by us. Distributions to our partners would, as a result, be taxable to them as dividends, to the extent of our earnings and profits, and such distributions would not be deductible by us in computing our taxable income. Our losses, if any, could be used to offset only our income, not the income of the partners, with net losses for any year being carried back or suspended and carried forward by us. The change in status might result in taxable income to a partner measured by the excess, if any, of such partner’s share of liabilities over such partner’s adjusted basis in his partnership interest. Although the amount of any such excess cannot now be estimated, prospective unitholders should realize that such change in our tax status will result in substantial adverse tax consequences to them.

      The remaining discussion below assumes that for federal income tax purposes we (1) will be classified as a partnership, and (2) will be treated as an electing 1987 partnership.

Partner Status

      We identify and report to the beneficial owners of Units and provide such beneficial owners the opportunity to vote on matters submitted to unitholders. Unitholders who have become additional limited partners will be treated as partners for federal income tax purposes.

      The IRS has ruled that assignees of partnership interests, who have not been admitted to a partnership as partners but who have the capacity to exercise substantial dominion and control over the assigned partnership interests, will be considered partners for federal income tax purposes. On the basis of such ruling, except as otherwise provided herein, counsel is of the opinion that (a) assignees of Units who are pending admission as limited partners, and (b) unitholders whose Units are held in street name or by another nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their Units, should be treated as partners for federal income tax purposes.

      A beneficial owner of Units held in street name whose Units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to such Units for federal income tax purposes. See “— Tax Consequences of Unit Ownership — Treatment of Short Sales” below.

Tax Consequences of Unit Ownership

      Flow Through of Taxable Income. We will pay federal income tax equal to 3.5% of our gross income. See “— Partnership Status” above. Each unitholder will also be required to report on his federal income tax return his share of our income, gains, losses and deductions without regard to whether we make a cash distribution to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

      Federal Income Tax Rates. During 2004, individuals will be subject to a maximum 35% tax rate for ordinary income and a maximum 15% tax rate for net capital gains if the asset disposed of was held for more than 12 months at the time of disposition.

      Adjusted Basis of Units. A unitholder’s initial tax basis for his Units will be equal to his purchase price for the Units plus his share of any of our nonrecourse liabilities. Each unitholder will increase or reduce the tax basis of his Units by the amount of his allocable share of our taxable income or loss for any year and reduce the tax basis of his Units by the amount of any cash distributed by us to him during the year. A unitholder will have no share of our debt that is recourse, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Any increase in or reduction of a unitholder’s share of our nonrecourse liabilities will be deemed a contribution or distribution of cash and will also increase or reduce his basis. See “— Disposition of Units — Recognition of Gain or Loss.”

      A unitholder may be required to maintain an aggregate tax basis for Units acquired in separate transactions. See “— Disposition of Units — Aggregate Tax Basis in Units” below.

      Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his Units and to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

      In general, a unitholder will be at risk to the extent of the tax basis of his Units, which generally includes any portion of that basis attributable to his share of our “qualified nonrecourse liabilities,” which may be substantial, reduced by any amount of money he borrows to acquire or hold his Units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the Units for repayment. Qualified nonrecourse liabilities are liabilities which meet the following requirements: (1) the funds are borrowed by a partnership with respect to the activity of holding real property, (2) the lender is a “qualified person,” or a federal, state or local government or governmental instrumentality, or a federal, state or local government guarantees the loan, (3) no person is personally liable for repayment of the loan, and (4) the loan is not convertible debt. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s Units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities that are not considered “qualified nonrecourse liabilities.”

      The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally corporate or partnership activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of our income may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

      A unitholder’s share of our net income may be offset by any suspended passive losses by holding units, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

      Limitations on Interest Deductions. The deductibility of a noncorporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes (1) interest on indebtedness properly allocable to property held for investment, (2) our interest expense attributed to portfolio income, and (3) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

      The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, a unitholder’s share of our portfolio income will be treated as investment income.

      Entity-Level Collections. If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

      Treatment of Distributions. A distribution from us to a unitholder is generally not a taxable event. Cash distributions in excess of a unitholder’s adjusted basis in his Units will cause the unitholder to recognize gain in the amount of such excess, a portion of which may be ordinary income. For this purpose, a reduction in a unitholder’s share of our nonrecourse indebtedness is treated as a distribution of cash. A decrease in the unitholder’s percentage interest in us because of an offering of additional Units by us will decrease the unitholder’s share of nonrecourse debt, resulting in a deemed distribution of cash. See “Summary Description of Our Limited Partnership Agreement — Sales of Additional Units.” Any such deemed distribution may result in ordinary income pursuant to Section 751(b) of the Code to a unitholder even if such deemed distribution does not exceed the adjusted basis of the unitholder’s interest. Under Section 751(b) of the Code, such deemed distribution may, in part, be treated as a constructive change of a unitholder’s share of our “unrealized receivables” (which includes recapture income) and “substantially appreciated inventory” for money. In part to avoid any such constructive exchange occurring upon our issuance of additional Units, certain items of recapture income will be allocated, to the extent possible, to the partners who were allocated the deductions giving rise to the treatment of such gain as recapture income. Such allocations, if respected, should minimize the recognition of ordinary income under Section 751(b) of the Code. The IRS may contend, however, that such allocations should not be respected and that therefore ordinary income must be realized under Section 751(b) of the Code by unitholders whose percentage interests have decreased due to an offering of additional Units.

      Allocation of Income, Gain, Loss and Deduction. In general, if we have a profit, our items of income and gain will be allocated among the unitholders in accordance with their percentage interests in us. If we have a net loss for the entire year, that loss will generally be allocated first to the unitholders in accordance with their percentage interests in us to the extent of their adjusted capital accounts and, second, to the general partner.

      Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us or owned by us at the time new Units are issued, referred to in this discussion as “Contributed Property.” The effect of these allocations to a unitholder purchasing Units in an offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of the offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nonetheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

      An allocation of our income, gain, loss or deduction, other than an allocation required by the Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a unitholder’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a unitholder’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including his relative contributions to us, the interests of all the unitholders in profits and losses, the interest of all unitholders in cash flow and other nonliquidating distributions and rights of all the unitholders to distributions of capital upon liquidation.

      Under the Code, unitholders cannot be allocated more depreciation, gain or loss than the total amount of any such item recognized by us in a particular period, which we refer to as the “ceiling limitation,” unless we elect an alternative method of allocation under the regulations. We have elected the remedial method under the Treasury regulations under Section 704(c) of the Code and therefore unitholders will not be subject to the ceiling limitation.

      Squire, Sanders is of the opinion that, with the exception of the issues described in “— Tax Consequences of Unit Ownership — Section 754 Election” and “— Disposition of Units — Allocations between Transferors and Transferees,” allocations under our limited partnership agreement will have substantial economic effect for federal income tax purposes in determining a unitholder’s share of our income, gain, loss or deduction.

      Treatment of Short Sales. A unitholder whose Units are loaned to a “short seller” to cover a short sale of Units may be considered as having disposed of those Units. If so, he would no longer be a partner for federal income tax purposes with respect to those Units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period, any of our income, gain, deduction or loss with respect to those Units would not be reportable by the unitholder, any cash distributions received by the unitholder as to those Units would be fully taxable and all of these distributions would appear to be ordinary income.

      Squire, Sanders has not rendered an opinion regarding the treatment of a unitholder whose Units are loaned to a short seller. Therefore, unitholders desiring to assure their status as partners for tax purposes and avoid the risk of gain recognition should modify any applicable brokerage account agreements to prohibit their brokers from loaning their Units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership Units. See “— Disposition of Units — Recognition of Gain or Loss.”

Tax Treatment of Operations

      Accounting Method and Taxable Year. We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all his Units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, deduction and loss in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, deduction and less. See “— Disposition of Units — Allocations between Transferors and Transferees.”

      Tax Basis, Depreciation and Amortization. The tax basis of our assets is used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by existing unitholders as of that time. See “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”

      To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Code.

      If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has been allocated cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. See “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Units — Recognition of Gain or Loss.”

      Section 754 Election. We have made the election permitted by Section 754 of the Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a unitholder’s tax basis in our assets, which we refer to as the “inside basis,” under Section 743(b) of the Code to reflect his purchase price. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our common basis in our assets and (2) his Section 743(b) adjustment to that basis.

      We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, which we believe is in accordance with the regulations under Section 743 of the Code. To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized book-tax disparity, we will apply the rules described in the Treasury regulations and legislative history. We have adopted a depreciation and amortization position under which all purchasers acquiring Units in the same month receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. This position may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be utilized if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the gain from the sale of Units might be increased without the benefit of additional deductions. See “— Disposition of Common Units — Recognition of Gain or Loss.”

      A Section 754 election is advantageous if the transferee’s tax basis in his Units is higher than the Units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his Units is lower than those Units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the Units may be affected either favorably or unfavorably by the election.

      Pursuant to Treasury regulation Section 1.721-1(c), a unitholder who purchases Units from an underwriter will be treated as contributing money to us in exchange for Units for purposes of Section 754 of the Code. As contributors, such unitholders are limited to computing items of income, gain, loss and deduction by reference to our adjusted basis in our properties, which will constitute a lower total adjusted basis of our properties than would result from the basis adjustment under Section 743(b) of the Code.

      The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time and under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of Units may be allocated more income than he would have been allocated had the election not been revoked.

      Syndication Expenses. The cost incurred in selling our Units, which we refer to as “syndication expenses,” must be capitalized and cannot be deducted currently, ratably or upon our termination. The underwriting discounts and commissions we incur will be treated as syndication expenses.

      Valuation and Tax Basis of Our Properties. The federal income tax consequences of the acquisition, ownership and disposition of Units will depend in part on estimates of the relative fair market values, and the tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determination of basis are subject to challenge and will not be binding on the IRS or the courts. If such estimates of fair market values or basis are found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

      Alternative Minimum Tax. Each unitholder will be required to take into account his distributive share of any of our income, gain, loss or deduction for purposes of the alternative minimum tax. The tax base for the alternative minimum tax is an individual’s taxable income, adjusted for certain items, plus the taxpayer’s tax preferences for the year. The tax for noncorporate taxpayers is equal to 26% of the alternative minimum tax base up to $175,000, and 28% of the alternative minimum tax base over $175,000 in excess of the exemption amount ($58,000 for a married individual filing a joint return and surviving spouses, $29,000 for a married individual filing a separate return, and $40,250 for a single individual who is not a surviving spouse). The exemption amount is phased out, at the rate of twenty-five cents ($.25) on the dollar, to the extent that the minimum taxable income exceeds $112,500 for single individuals other than surviving spouses, $75,000 for married individuals filing separate returns and $150,000 for a married individual filing a joint return and for surviving spouses. The amount of the actual alternative minimum tax is the excess of the above computation over the regular tax of the individual for the taxable year. The foreign tax credit and any other refundable credit can be used to offset the tax. Also, when a taxpayer pays alternative minimum tax, the amount of such tax paid may be allowed as a credit against the regular tax liability of the taxpayer in subsequent years. The election of accelerated depreciation methods will result in a tax preference for minimum tax purposes. However, the extent to which tax preference items may adversely affect a unitholder, and the amount of minimum tax which he may be required to pay, depends upon his total tax situation and cannot be predicted herein. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in Units on their liability for the alternative minimum tax.

Disposition of Units

      Recognition of Gain or Loss. Gain or loss will be recognized on a sale of Units equal to the difference between the amount realized and the unitholder’s tax basis for the Units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of Units could result in a tax liability in excess of any cash received from the sale.

      Prior distributions from us in excess of cumulative net taxable income for a unit that decreased a unitholder’s tax basis in that unit will, in effect, become taxable income if the unit is sold at a price greater than the unitholder’s tax basis in that unit, even if the price received is less than his original cost.

      Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in Units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of Units held more than 12 months will generally be taxed at a maximum rate of 15%, except for the portion of the gain equal to the aggregate depreciation taken (whether straight-line or accelerated) which is taxed at a maximum rate of 25%. A portion of this gain or loss, which may be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of Units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gain in the case of corporations.

      The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury regulations under Section 1223 of the Code allow a selling unitholder who can identify Units transferred with an ascertainable holding period to elect to use the actual holding period of the Units transferred. Thus, according to the ruling, a unitholder will be unable to select high or low basis Units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific Units sold for purposes of determining the holding period of Units transferred. A unitholder electing to use the actual holding period of Units transferred must consistently use that identification method for all subsequent sales or exchanges of Units. A unitholder considering the purchase of additional Units or a sale of Units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury regulations.

      Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into: (1) a short sale, (2) an offsetting notional principal contract, or (3) a futures or forward contract with respect to the partnership interest or substantially identical property.

      Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

      Transferor and Transferee Allocations. In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of Units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to as the “allocation date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the allocation date in the month in which that gain or loss is recognized. As a result, a unitholder transferring Units may be allocated income, gain, loss and deduction realized after the date of transfer.

      Accordingly, Squire, Sanders is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury regulations.

      A unitholder who owns Units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

      Constructive Termination. We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Administrative Matters

      Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Code, Treasury regulations or administrative interpretations of the IRS. Neither we nor counsel can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the Units.

      The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

      Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement appoints the general partner as our Tax Matters Partner.

      The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

      A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

      Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us: (1) the name, address and taxpayer identification number of the beneficial owner and the nominee, (2) whether the beneficial owner is a person that is not a United States person, a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or a tax-exempt entity, (3) the amount and description of Units held, acquired or transferred for the beneficial owner, and (4) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition costs for purchases, as well as the amount of net proceeds from sales.

      Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on Units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the Units with the information furnished to us.

      Accuracy-related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial evaluation misstatements, is imposed by the Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

      A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (1) for which there is, or was, “substantial authority,” or (2) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

      More stringent rules apply to “tax shelters,” a term that in this context does not appear to include us. If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty. The amount of the understatement subject to the penalty is only reduced by that portion of the understatement which is attributable to the tax treatment of any tax shelter item if there is or was substantial authority for such tax treatment and the taxpayer reasonably believed at the time the return was filed that the tax treatment of such item was more likely than not the proper treatment. Disclosure of a tax shelter item does not reduce the amount of the understatement.

      A taxpayer is considered to reasonably believe that the tax treatment of an item was more likely than not proper if (1) the taxpayer analyzes the pertinent facts and authorities in the manner described in the Treasury regulations and based upon that analysis reasonably concludes in good faith that there is greater than a 50% likelihood that the tax treatment of the item will be upheld if challenged by the IRS, or (2) the taxpayer reasonably relies in good faith on the opinion of a professional tax advisor, if the opinion is based on the tax advisor’s analysis of the pertinent facts and authorities in the manner described in the Treasury regulations and unambiguously states that the tax advisor concludes that there is a greater than 50% likelihood that the tax treatment of the item will be upheld if challenged by the IRS. A taxpayer is not considered to have reasonably relied in good faith on the opinion of a professional tax advisor unless all the facts and circumstances were considered by the advisor and the advice is not based upon unreasonable factual or legal assumptions. Additionally, if any portion of the underpayment is attributable to a reportable transaction, the failure by the taxpayer to disclose the reportable transaction is a strong indication that the taxpayer did not act in good faith with respect to the portion of the underpayment attributable to the reportable transaction.

      A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

      Tax Shelter Registration. We have not registered as a “tax shelter” because it is not expected that any unitholder’s cumulative tax liability for any of the five years of our operations after the closing of this offering will be reduced as a result of an investment in us. If, however, our income and deductions are such that the cumulative tax liability of a unitholder would be reduced in any of the five years of our operations after the closing of this offering, then we will register the with the IRS as a “tax shelter” at that time, and each unitholder will be required to include the “tax shelter” registration number on a form attached to his individual income tax return for any year in which he claimed any income, gain, deduction, loss or credit with respect to us, beginning with the year in which we first registered as a “tax shelter.”

      Recently issued Treasury regulations require taxpayers to report certain information on Internal Revenue Service Form 8886 if they participate in a “reportable transaction.” You may be required to file this form with the IRS if we participate in a “reportable transaction.” A transaction may be a reportable transaction based on any of several factors. You are urged to consult with your own tax advisor concerning the application of any of these factors to your investment in our common Units. Congress is considering legislative proposals that, if enacted, would impose significant penalties for failure to comply with these disclosure requirements. The Treasury regulations also impose obligations on “material advisors” that organize, manage or sell interests in registered “tax shelters.” As stated above, we have not registered as a tax shelter, and, thus, our material advisors will not be subject to any additional obligations. You are urged to consult with your own tax advisor concerning any possible disclosure obligation with respect to your investment and should be aware that we and our material advisors intend to comply with the list and disclosure requirements in the future.

State and Other Tax Considerations

      In addition to federal income taxes, you will be subject to other taxes, including state income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. We currently own assets and do business in California, Minnesota, Missouri, Ohio and Pennsylvania, all of which impose income taxes. We may also own property or do business in other states in the future. We file returns and pay taxes in those states which impose such obligations upon us. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. You may not be required to file a return and pay taxes in some states because your income from that state falls below the filing and payment requirement. You will be required, however, to file state income tax returns and to pay state income taxes in many of the states in which we do business or own property, and you may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. See “— Tax Consequences of Unit Ownership — Entity-Level Collections.” Based on current law and our estimate of our future operations, the general partner anticipates that any amounts required to be withheld will not be material.

      It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in us. Accordingly, we strongly recommend that each prospective unitholder consult, and depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local as well as United States federal tax returns that may be required of him. Squire, Sanders has not rendered an opinion on the state or local tax consequences of an investment in us.

UNDERWRITING

      Subject to the terms and conditions set forth in an underwriting agreement by and among KeyBanc Capital Markets, a division of McDonald Investments Inc., A.G. Edwards & Sons, Inc., Stifel, Nicolaus & Company, Incorporated and Natexis Bleichroeder Inc., as representatives for the underwriters named in the agreement, and us, we have agreed to sell to each underwriter, and each underwriter has severally agreed to purchase from us, the number of Units set forth opposite its name in the table below.

Underwriter	Number of Units

KeyBanc Capital Markets, a division of McDonald Investments Inc.
A.G. Edwards & Sons, Inc.
Stifel, Nicolaus & Company, Incorporated
Natexis Bleichroeder Inc.

Total	2,400,000

      Under the terms of the underwriting agreement, the underwriters are committed to purchase all of these Units if any Units are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

      The underwriting agreement provides that the underwriters’ obligations to purchase the Units depend on the satisfaction of the conditions contained in the underwriting agreement. The conditions contained in the underwriting agreement include the requirement that the representations and warranties made by us to the underwriters are true, that there is no material change in the financial markets and that we deliver to the underwriters customary closing documents.

      The underwriters propose to offer our Units directly to the public at the public offering price set forth on the cover of this prospectus supplement and to certain dealers at such price less a concession not in excess of $                     per unit. The underwriters may allow, and such dealers may reallow, a concession not in excess of $                     per unit to other dealers. If all of the Units are not sold at the public offering price, the representatives of the underwriters may change the public offering price and the other selling terms.

      We have granted the underwriters an option to purchase up to 360,000 additional Units at the public offering price less the underwriting discount. The underwriters may exercise the option for 30 days from the date of this prospectus supplement solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional Units proportionate to that underwriter’s initial amount reflected in the above table.

      The following table shows the per unit and total underwriting discount that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to 360,000 additional Units to cover over-allotments.

Paid By Us

	No	Full
	Exercise	Exercise

Per unit	$	$
Total	$	$

      We estimate that the total expenses related to this offering payable by us, excluding underwriting discounts, will be approximately $450,000.

      We, our executive officers and our directors have agreed with the underwriters, for a period of 90 days after the date of this prospectus supplement, subject to certain exceptions, not to offer, sell, hedge or otherwise dispose of any Units or any securities convertible into or exchangeable for Units, without the prior written consent of McDonald Investments Inc. However, McDonald Investments Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements.

      Our Units are listed on the New York Stock Exchange under the symbol “FUN.”

      Until the distribution of Units is completed, SEC rules may limit the underwriters from bidding for and purchasing our Units. However, the underwriters may engage in transactions that stabilize the price of the Units, such as bids or purchases of Units in the open market while the offering is in progress to peg, fix, or maintain that price. These transactions also may include short sales and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of Units than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional Units from us. The underwriters may reduce that short position by purchasing Units in the open market and/or by exercising all or part of the over-allotment option described above. In determining the source of Units to close out the covered short position, the underwriters will consider, among other things, the price of Units available for purchase in the open market as compared to the price at which they may purchase additional Units pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing Units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Units in the open market after pricing that could adversely affect investors who purchase in the offering.

      The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased Units sold by or for the account of such underwriter in stabilizing or short covering transactions.

      Neither we nor the underwriters makes any representation or prediction as to the effect the transactions described above may have on the price of the Units. Any of these activities may have the effect of preventing or retarding a decline in the market price of our Units. They may also cause the price of our Units to be higher than the price that would otherwise exist on the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them without notice at any time.

      The underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking, financial advisory and other services to us and our affiliates for which services they have received, and may in the future receive, customary fees. In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans.

      KeyBank National Association, an affiliate of McDonald Investments Inc., acted as the lead arranger and is the administrative agent and a lender under our revolving credit facility. KeyBank National Association has received, and will continue to receive, customary fees for its services in such capacities. The net proceeds from this offering will be used to repay a portion of the borrowings under our revolving credit facility. Because KeyBank National Association may receive more than 10% of the net proceeds from this offering, this offering is being conducted in accordance with NASD Rule 2710(h). Pursuant to that rule, a qualified independent underwriter is not necessary in connection with this offering because a “bona fide independent market” (as defined by the NASD) exists in our Units.

LEGAL MATTERS

      Certain legal matters in connection with the Units being offered will be passed upon by Squire, Sanders & Dempsey L.L.P. Certain legal matters in connection with this offering of Units will be passed upon for the underwriters by Jones Day.

EXPERTS

      The consolidated financial statements as of December 31, 2003 and 2002 and for each of the two years in the period ended December 31, 2003 included in this prospectus supplement have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of such firm as experts in accounting and auditing.

      Our consolidated financial statements for the year ended December 31, 2001 included in this prospectus supplement were audited by Arthur Andersen LLP as stated in the copy of their report appearing in this prospectus supplement, and are included in this prospectus supplement in reliance upon the authority of Arthur Andersen as experts in giving that report. Arthur Andersen has ceased operations and is no longer in the practice of public accounting. Accordingly, we have been unable to obtain Arthur Andersen’s consent to the inclusion of their report in this prospectus supplement. In these circumstances, Rule 437a under the Securities Act of 1933 permits us to file a registration statement without a written consent from Arthur Andersen. Since Arthur Andersen has not consented to the inclusion of their report in this prospectus supplement, you may not be able to recover against Arthur Andersen under Section 11 of the Securities Act of 1933 for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated in those financial statements.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Cedar Fair, L.P.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of Cedar Fair, L.P.:

      In our opinion, the accompanying consolidated balance sheets as of December 31, 2003 and 2002 and the related consolidated statements of operations, of cash flows and of partners’ equity present fairly, in all material respects, the financial position of Cedar Fair, L.P. and subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The financial statements of Cedar Fair, L.P. and subsidiaries as of December 31, 2001 and for the year then ended, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated January 23, 2002 (except with respect to the February 2002 term debt discussed in Note 3, as to which the date was February 8, 2002).

      As discussed in Note 2 to the financial statements, the Partnership changed the manner in which it accounts for equity-based compensation in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” as of January 1, 2003.

PricewaterhouseCoopers LLP

Cleveland, Ohio,
March 10, 2004.

REPORT OF ARTHUR ANDERSEN LLP

      The following is a copy of the Audit Report previously issued by Arthur Andersen LLP in connection with the filing on Form 10-K for the year ended December 31, 2001. This Audit Report was not reissued by Arthur Andersen LLP in connection with the filing on Form 10-K for the year ended December 31, 2003, but was included pursuant to Rule 2-02(E) of Regulation S-X under the Securities Act of 1933, as amended. The note references in the 2001 Audit Report do not correspond to the 2003 consolidated financial statements of the Partnership.

To the Partners of Cedar Fair, L.P.:

      We have audited the accompanying consolidated balance sheets of Cedar Fair, L.P. (a Delaware limited partnership) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, partners’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cedar Fair, L.P. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

      As explained in Note 4 to the financial statements, effective January 1, 2001, the Partnership changed its method of accounting for derivative financial instruments.

ARTHUR ANDERSEN LLP

Cleveland, Ohio,
January 23, 2002 (except with respect to the matter discussed in Note 9, as to which the date is February 8, 2002).

CEDAR FAIR, L.P.

CONSOLIDATED BALANCE SHEETS

	December 31,

	2003	2002

	(In thousands)
ASSETS
Current Assets:
Cash	$2,194	$2,171
Receivables	6,560	6,623
Inventories	14,905	13,895
Prepaids	6,118	6,548

Total current assets	29,777	29,237
Property and Equipment:
Land	150,144	149,380
Land improvements	131,765	127,919
Buildings	257,102	254,512
Rides and equipment	553,927	522,234
Construction in progress	10,832	21,811

	1,103,770	1,075,856
Less accumulated depreciation	(326,731)	(294,354)

	777,039	781,502
Intangibles and other assets, net	12,525	11,518

	$819,341	$822,257

LIABILITIES AND PARTNERS’ EQUITY
Current Liabilities:
Current maturities of long-term debt	$20,000	$10,000
Accounts payable	20,757	28,045
Distribution payable to partners	22,319	21,252
Accrued interest	5,621	5,953
Accrued taxes	15,087	16,893
Accrued salaries, wages and benefits	11,406	11,457
Self-insurance reserves	10,901	11,250
Other accrued liabilities	5,603	1,488

Total current liabilities	111,694	106,338
Accrued Taxes	42,448	32,615
Other Liabilities	7,661	12,834
Long-Term Debt:
Revolving credit loans	37,750	135,150
Term debt	310,897	230,000

	348,647	365,150
Partners’ Equity:
Special L.P. interests	5,290	5,290
General partner	65	70
Limited partners, 50,673 and 50,549 units outstanding in 2003 and 2002, respectively	303,536	300,550
Accumulated other comprehensive loss	—	(590)

Total partners’ equity	308,891	305,320

	$819,341	$822,257

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

CEDAR FAIR, L.P.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,

	2003	2002	2001

	(In thousands, except per unit amounts)
Net Revenues:
Admissions	$259,448	$252,143	$239,762
Food, merchandise and games	200,677	201,044	192,768
Accommodations and other	49,851	49,664	44,726

	509,976	502,851	477,256

Costs and Expenses:
Cost of products sold	52,779	52,989	52,425
Operating expenses	216,832	216,528	211,833
Selling, general and administrative	64,658	63,231	60,294
Non-cash unit option expense (substantially all selling, general and administrative)	5,865	4,029	11,661
Depreciation and amortization	44,693	41,682	42,486
Provision for loss on retirement of assets	—	3,200	—

	384,827	381,659	378,699

Operating Income	125,149	121,192	98,557
Interest Expense	24,070	24,967	24,143
Other (Income) Expense	(2,727)	7,649	—

Income Before Taxes	103,806	88,576	74,414
Provision for Taxes	17,918	17,159	16,520

Net Income	$85,888	$71,417	$57,894
Net Income Allocated to General Partner	86	71	58

Net Income Allocated to Limited Partners	$85,802	$71,346	$57,836

Earnings Per Limited Partner Unit:
Weighted average limited partner units outstanding — basic	50,615	50,523	50,745
Net income per limited partner unit — basic	$1.70	$1.41	$1.14

Weighted average limited partner units and equivalents outstanding — diluted	51,334	51,263	51,113
Net income per limited partner unit — diluted	$1.67	$1.39	$1.13

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CEDAR FAIR, L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,

	2003	2002	2001

	(In thousands)
CASH FLOWS FROM (FOR) OPERATING ACTIVITIES
Net income	$85,888	$71,417	$57,894
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	44,693	41,682	42,486
Non-cash unit option expense	5,865	4,029	11,661
Provision for loss on retirement of assets	—	3,200	—
Other non-cash (income) expense	(2,727)	7,649	—
Change in assets and liabilities, net of effects from acquisitions Decrease (increase) in inventories	(1,010)	221	(274)
(Increase) in current and other assets	(57)	(1,960)	(2,760)
Increase (decrease) in accounts payable	(7,288)	6,839	4,146
Increase in accrued taxes	8,027	10,465	9,100
Increase (decrease) in self-insurance reserves	(349)	(250)	1,344
Increase in other current liabilities	3,732	1,004	2,977
Increase (decrease) in other liabilities	(1,856)	2,172	(1,606)

Net cash from operating activities	134,918	146,468	124,968

CASH FLOWS FROM (FOR) INVESTING ACTIVITIES
Capital expenditures	(39,789)	(55,279)	(47,801)
Acquisition of Michigan’s Adventure:
Property and equipment acquired	—	—	(27,959)
Negative working capital assumed	—	—	358
Acquisition of Knott’s Soak City — Palm Springs:
Property and equipment acquired	—	—	(9,311)

Net cash (for) investing activities	(39,789)	(55,279)	(84,713)

CASH FLOWS FROM (FOR) FINANCING ACTIVITIES
Net (payments) on revolving credit loans	(97,400)	(97,850)	(14,861)
Term debt borrowings	100,000	100,000	50,000
Term debt repayments	(10,000)	(10,000)	—
Distributions paid to partners	(88,141)	(83,448)	(80,163)
Exercise of limited partnership unit options	435	—	—
Repurchase of limited partnership units	—	—	(32,267)
Acquisition of Michigan’s Adventure:
Issuance of 1,250,000 limited partnership units	—	—	27,613
Acquisition of Knott’s Soak City — Palm Springs:
Borrowings on revolving credit loans	—	—	9,311

Net cash (for) financing activities	(95,106)	(91,298)	(40,367)

CASH
Net increase (decrease) for the period	23	(109)	(112)
Balance, beginning of period	2,171	2,280	2,392

Balance, end of period	$2,194	$2,171	$2,280

SUPPLEMENTAL INFORMATION
Cash payments for interest expense	$24,402	$23,412	$23,219
Interest capitalized	633	807	551
Cash payments for income taxes	7,189	7,546	7,409

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CEDAR FAIR, L.P.

CONSOLIDATED STATEMENTS OF PARTNERS’ EQUITY

	For the Years Ended December 31,

	2003	2002	2001

	(In thousands,
	except unit and per unit amounts)
SPECIAL L.P. INTERESTS	$5,290	$5,290	$5,290

GENERAL PARTNER’S EQUITY
Beginning balance	70	85	110
Net income	86	71	58
Partnership distributions declared	(91)	(86)	(83)

	65	70	85

LIMITED PARTNERS’ EQUITY
Beginning balance	300,550	309,058	325,189
Net income	85,802	71,346	57,836
Partnership distributions declared (2003 — $1.76; 2002 — $1.66; 2001 — $1.60 per limited partner unit)	(89,116)	(83,883)	(80,974)
Repurchase of limited partnership units (2001 — 1,549,600 limited partnership units)	—	—	(32,267)
Expense recognized for limited partnership unit options	5,865	4,029	11,661
Limited partnership unit options exercised	435	—	—
Issuance of 1,250,000 limited partnership units for acquisition of Michigan’s Adventure	—	—	27,613

	303,536	300,550	309,058

ACCUMULATED OTHER COMPREHENSIVE LOSS
Beginning balance	(590)	(6,183)	—
Cumulative effect of change in accounting as of January 1, 2001	—	—	(1,239)
Change in unrealized loss on interest rate swap agreements	590	5,593	(4,944)

	—	(590)	(6,183)

Total Partners’ Equity	$308,891	$305,320	$308,250

SUMMARY OF COMPREHENSIVE INCOME
Net income	$85,888	$71,417	$57,894
Other comprehensive income (loss) on interest rate swap agreements	590	5,593	(6,183)

Total Comprehensive Income	$86,478	$77,010	$51,711

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Partnership Organization:

      Cedar Fair, L.P. (the “Partnership”) is a Delaware limited partnership that commenced operations in 1983 when it acquired Cedar Point, Inc., and became a publicly traded partnership in 1987. The Partnership’s General Partner is Cedar Fair Management Company, an Ohio corporation owned by the Partnership’s executive management (the “General Partner”). The General Partner owns a 0.1% interest in the Partnership’s income, losses and cash distributions, except in defined circumstances, and has full control over all activities of the Partnership. At December 31, 2003, there were 50,673,444 outstanding limited partnership units registered on The New York Stock Exchange, net of 1,116,739 units held in treasury.

      The General Partner may, with the approval of a specified percentage of the limited partners, make additional capital contributions to the Partnership, but is only obligated to do so if the liabilities of the Partnership cannot otherwise be paid or there exists a negative balance in its capital account at the time of its withdrawal from the Partnership. The General Partner, in accordance with the terms of the Partnership Agreement, is required to make regular cash distributions on a quarterly basis of all the Partnership’s available cash, as defined.

(2)	Summary of Significant Accounting Policies:

      The following policies are used by the Partnership in its preparation of the accompanying consolidated financial statements.

      Principles of Consolidation: The consolidated financial statements include the accounts of the Partnership and its subsidiaries, all of which are wholly owned. All significant intercompany transactions and balances are eliminated in consolidation.

      Segment Reporting: Although the Partnership manages its parks with a high degree of autonomy, each park offers similar products and services to similar customers. Therefore, the Partnership operates within the single reportable segment of amusement/water parks with accompanying resort facilities.

      Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during each period. Actual results could differ from those estimates.

      Inventories: The Partnership’s inventories primarily consist of purchased products, such as merchandise and food, for sale to its customers. All inventories are valued at the lower of first-in, first-out (FIFO) cost or market.

      Property and Equipment: Property and equipment are recorded at cost. Expenditures made to maintain such assets in their original operating condition are expensed as incurred, and improvements and upgrades are capitalized. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. The composite method is used for the group of assets acquired as a whole in 1983, as well as for the groups of like assets of each subsequent business acquisition. The unit method is used for all individual assets purchased. Depreciation expense totaled $44.3 million in 2003, $41.2 million in 2002, and $42.1 million in 2001.

      Under the composite depreciation method, assets with similar estimated lives are grouped together and the several pools of assets are depreciated on an aggregate basis. No gain or loss is recognized on normal retirements of composite assets. Instead, the acquisition cost of a retired asset reduces accumulated depreciation for the composite group. Abnormal retirements of composite assets could result in the recognition of a gain or loss. Management periodically reviews the composite groups to ensure that retirements have not extended the asset lives beyond their estimated remaining economic life.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      Under the unit method of depreciation, individual assets are depreciated over their estimated useful lives, with gains and losses on all asset retirements recognized currently in income.

      The weighted average useful lives combining both methods are approximately:

Land improvements	24 Years
Buildings	30 Years
Rides	20 Years
Equipment	10 Years

      Impairment of Long-Lived Assets: Effective January 1, 2002, the Partnership adopted Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which requires that long-lived assets be reviewed for impairment upon the occurrence of events or changes in circumstances that would indicate that the carrying value of the assets may not be recoverable. During the first quarter of 2002, the Partnership removed certain fixed assets from service at its parks, and recorded a provision of $3.2 million for the estimated portion of the net book value of these assets that may not be recoverable.

      Goodwill: Goodwill as of December 31, 2003 and 2002 totaled approximately $8.4 million. Effective January 1, 2002, the Partnership adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” which requires that goodwill no longer be amortized, but instead be tested regularly for impairment. An impairment charge would be recognized for the amount, if any, by which the carrying amount of goodwill exceeds its implied fair value. The fair value of a reporting unit and the related implied fair value of its respective goodwill are established through independent fair-market appraisals. This statement did not have a material impact on the consolidated operating results or financial position of the Partnership, as no impairment was identified at the time of adoption, or as of December 31, 2003.

      Self-Insurance Reserves: Reserves are recorded for the estimated amounts of guest and employee claims and expenses incurred each period that are not covered by insurance. These estimates are established based upon historical claims data and third-party estimates of settlement costs for incurred claims. These reserves are periodically reviewed for changes in these factors and adjustments are made to assure their adequacy.

      Derivative Financial Instruments: The Partnership accounts for the use of derivative financial instruments according to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and related amendments. For derivative instruments that hedge the exposure of variability in short-term rates, designated as cash flow hedges, the effective portion of the change in fair value of the derivative instrument is reported as a component of “Other comprehensive income (loss)” and reclassified into earnings in the period during which the hedged transaction affects earnings. For derivative instruments that hedge the exposure to changes in the fair value of certain fixed-rate debt, designated as fair value hedges, the effective portion of the change in fair value of the derivative instrument is reported in “Other assets” or “Other liabilities” with a corresponding adjustment to the liability being hedged. For the ineffective portion of a derivative, the change in fair value, if any, is recognized currently in earnings together with the changes in fair value of derivatives not designated as hedges. Derivative financial instruments used in hedging transactions are assessed both at inception and quarterly thereafter to ensure they are effective in offsetting changes in either the fair value or cash flows of the related underlying exposures.

      Revenue Recognition: Revenues on multi-day admission tickets are recognized over the estimated number of visits expected for each type of ticket and are adjusted at the end of each seasonal period.

      Advertising Costs: The Partnership expenses all costs associated with its advertising, promotion and marketing programs over each park’s operating season, including certain costs incurred prior to the season that are amortized over the season. Advertising expense totaled $30.8 million in 2003 and $29.9 in 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

Amounts incurred through yearend for the following year’s advertising programs are included in prepaid expenses.

      Income Taxes: Because of its legal structure, the Partnership is not subject to regular corporate income taxes; rather, the Partnership’s tax attributes (except those of its corporate subsidiaries) are to be included in the individual tax returns of its partners. Neither the Partnership’s financial reporting income, nor the cash distributions to unitholders, can be used as a substitute for the detailed tax calculations that the Partnership must perform annually for its partners. Net income from the Partnership is not treated as “passive income” for federal income tax purposes. As a result, partners subject to the passive activity loss rules are not permitted to offset income from the Partnership with passive losses from other sources.

      The tax returns of the Partnership are subject to examination by state and federal tax authorities. If such examinations result in changes to taxable income, the tax liability of the partners could be changed accordingly. Federal and state tax legislation in 1997 provided a permanent income tax exemption to existing “publicly traded partnerships,” such as Cedar Fair, L.P., with new taxes levied on partnership gross income (net revenues less cost of products sold) beginning in 1998. The Partnership recorded provisions of $17.9 million, $17.2 million, and $16.5 million for these federal and state taxes in 2003, 2002 and 2001, respectively.

      Unit-Based Compensation: Prior to 2003, the Partnership accounted for all equity-based compensation awards, including unit options, using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Under APB Opinion No. 25, the Partnership’s variable-priced options were “marked to market” over their vesting period whenever the exercise price was lower than the market price of limited partnership units. Approximately $4.0 million and $11.7 million in non-cash compensation expense, with an offsetting credit to partners’ equity, was recognized in 2002 and 2001, respectively, under APB Opinion No. 25.

      Effective January 1, 2003, the Partnership began to account for unit options under the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” The Partnership selected the modified prospective method of adoption described in SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” Approximately $5.9 million in non-cash compensation expense was recognized in 2003, which is the same amount that would have been recognized had the provisions of SFAS No. 123 been applied from its original effective date. In accordance with the modified prospective method of adoption, results for prior years have not been restated. Had the Partnership continued to account for options under APB Opinion No. 25, non-cash unit option expense would have been approximately $13.3 million higher in 2003 compared to the amount recognized under SFAS No. 123.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      Had compensation expense for the option plan been determined from inception using the provisions of SFAS No. 123, the effect on the Partnership’s net income and earnings per unit in earlier years would have been as follows:

	Years Ended
	December 31,

	2002	2001

	(In thousands, except
	per unit amounts)
Net income, as reported	$71,417	$57,894
Plus: Total unit-based compensation expense included in reported net income	4,029	11,661
Less: Total unit-based compensation expense determined under fair value-based method for all awards	(4,988)	(5,491)

Pro forma net income	$70,458	$64,064

Earnings per unit:
Basic — as reported	$1.41	$1.14
Basic — pro forma	1.39	1.26
Diluted — as reported	$1.39	$1.13
Diluted — pro forma	1.38	1.26

      Earnings Per Unit: The Partnership has presented earnings per unit amounts for all periods to conform with SFAS No. 128, “Earnings Per Share.” For purposes of calculating the basic and diluted earnings per limited partner unit, no adjustments have been made to the reported amounts of net income. The unit amounts used are as follows:

	2003	2002	2001

	(In thousands,
	except per unit amounts)
Basic weighted average units outstanding	50,615	50,523	50,745
Effect of dilutive units:
Unit options	719	740	368

Diluted weighted average units outstanding	51,334	51,263	51,113

Net income per unit — basic	$1.70	$1.41	$1.14

Net income per unit — diluted	$1.67	$1.39	$1.13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

(3)	Long-Term Debt:

      Long-term debt at December 31, 2003 and 2002 consisted of the following:

	2003	2002

	(In thousands)
Revolving credit loans	$37,750	$135,150
Term debt:
August 1994 senior notes at 8.43% (due 2004-2006)	30,000	40,000
January 1998 senior notes at 6.68% (due 2007-2011)	50,000	50,000
August 2001 senior notes at 6.40% (due 2004-2008)	50,000	50,000
February 2002 senior notes at 6.44% average rate (due 2007-2015)	100,000	100,000
December 2003 senior notes at 5.38% average rate (due 2009-2018)	100,000	—
Fair value hedges on December 2003 senior notes	897	—

	368,647	375,150
Less current portion	20,000	10,000

	$348,647	$365,150

      Revolving Credit Loans: In December 2003, the Partnership entered into a new credit agreement with seven banks under which it has available a $180 million revolving credit facility through March 2007. As of December 31, 2003, borrowings under this credit facility were $37.8 million at an effective rate of 1.8%. The maximum outstanding revolving credit balance during 2003 was $241.9 million under the prior $275 million credit facility.

      Borrowings under the agreement bear interest at LIBOR plus 0.875% per annum, with other rate options. The agreement also requires the Partnership to pay a commitment fee of 0.20% per annum on the unused portion of the credit facility. The Partnership, at its option, may make prepayments without penalty and reduce the loan commitments.

      The Partnership’s policy is to capitalize interest on major construction projects. Interest of $633,000, $807,000 and $551,000 on such projects was capitalized in 2003, 2002 and 2001, respectively.

      Term Debt: In December 2003, the Partnership entered into a new note agreement for the issuance of $100 million in senior notes with maturities of 6-15 years at a weighted average interest rate of 5.38%. The proceeds were used to reduce revolving credit borrowings.

      At December 31, 2003, the scheduled annual maturities of term debt were as follows (in thousands):

2004	$20,000
2005	20,000
2006	20,000
2007	40,000
2008	20,000
Thereafter	210,897

$330,897

      The fair value of the aggregate future repayments on term debt at December 31, 2003, as required by SFAS No. 107, would be approximately $353.2 million, based on borrowing rates currently available to the Partnership on long-term debt with similar terms and average maturities. The Partnership may make prepayments on any of these notes with defined premiums.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      Covenants: Under the terms of the debt agreements, the Partnership, among other restrictions, is required to maintain a specified level of partners’ equity, and comply with certain cash flow and interest coverage ratios. The Partnership was in compliance with these covenants as of December 31, 2003.

(4)	Derivative Financial Instruments:

      The Partnership has only limited involvement with derivative financial instruments and does not use them for trading purposes. They are only used within the Partnership’s overall risk management program to manage certain interest rate and foreign currency risks from time to time.

      In 2003, the Partnership entered into interest rate swap agreements as a means of converting $100 million of new fixed-rate senior notes to variable rates averaging LIBOR plus 0.64% over their full terms. The fair market value of these swaps, which have been designated as fair value hedges on long-term debt, was a net asset of approximately $897,000 at December 31, 2003. At December 31, 2003, the hedges were highly effective, and accordingly, the fair values have been reflected on the balance sheet in “Intangibles and other assets” with a corresponding increase to “Term debt.”

      Two of the Partnership’s interest rate swap agreements, which were entered into in 2001, contained provisions that did not meet the definition of derivative instruments that can be designated as hedges under SFAS No. 133. Consequently, the Partnership recognized a $7.6 million charge in other expense in 2002 related to the change in fair value of these two swaps, all of which was included in “Other liabilities” on the 2002 balance sheet. In 2003, the Partnership recorded a non-cash credit of $2.7 million for the change in fair value of the same swaps during the year. Of the remaining $4.9 million accrual, $4.0 million is included in “Other accrued liabilities” and the balance is included in “Other liabilities.” The full amount will reverse into income in 2004 and the first quarter of 2005 as the contracts continue to serve the purpose of leveling cash interest costs as intended.

(5)	Partners’ Equity:

      Special L.P. Interests: In accordance with the Partnership Agreement, certain partners were allocated $5.3 million of 1987 and 1988 taxable income (without any related cash distributions) for which they received Special L.P. Interests. The Special L.P. Interests do not participate in cash distributions and have no voting rights. However, the holders of Special L.P. Interests will receive in the aggregate $5.3 million upon liquidation of the Partnership.

      Unit Repurchase Program: The Board of Directors has authorized the Partnership to repurchase through open market or privately negotiated transactions up to $75.0 million of its limited partnership units. Through December 31, 2003, the Partnership had made net repurchases of 2,738,567 units at an approximate cost of $53.8 million. As of December 31, 2003, 1,116,739 units remain held in treasury at an approximate cost of $20.2 million.

      Unit Options: In August 2000, the Partnership’s unitholders approved the establishment of a new Equity Incentive Plan allowing the award of up to 4.8 million unit options and other forms of equity as an element of compensation to senior management and other key employees, including the grant of 2.3 million unit options, with a variable exercise price, in connection with the restructuring of the Partnership’s general partner fee and executive compensation systems. As of December 31, 2003, the Partnership has 1,972,200 variable-price options and 824,700 fixed-price options outstanding under the plan. All options vest over a five-year period and have a maximum term of ten years. The variable-price options have an exercise price that declines by the value of cash distributions declared on the underlying limited partnership units.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      A summary of option activity during 2003, 2002 and 2001 follows:

		Weighted
		Average
	Number of Units	Exercise Price

2001
Options outstanding at beginning of year	2,415,100	$18.83
Granted	463,600	20.61
Exercised	(4,300)	18.08
Forfeited	(67,100)	18.01

Options outstanding at end of year	2,807,300	$17.81

Options exercisable at end of year	690,940	$17.45

2002
Options outstanding at beginning of year	2,807,300	$17.81
Granted	331,000	23.49
Exercised	(117,350)	16.49
Forfeited	(15,500)	17.12

Options outstanding at end of year	3,005,450	$17.28

Options exercisable at end of year	1,107,730	$16.14

2003
Options outstanding at beginning of year	3,005,450	$17.28
Granted	55,000	28.45
Exercised	(255,250)	14.81
Forfeited	(8,300)	18.25

Options outstanding at end of year	2,796,900	$16.42

Options exercisable at end of year	1,417,270	$15.31

      The following table sets forth information about the fair value of option grants using a binomial option-pricing model and the weighted-average assumptions used for such grants:

	2003	2002	2001

Weighted-average fair value of options granted	$4.05	$2.53	$2.16
Risk free interest rate	4.5%	5.3%	6.0%
Expected distribution yield	6.2%	6.8%	7.6%
Expected volatility factor	19.4%	18.0%	21.5%
Expected life	10 years	10 years	10 years

      The following table summarizes information about unit options outstanding at December 31, 2003:

Options Outstanding					Options Exercisable

			Weighted
			Average	Weighted		Weighted
			Remaining	Average		Average
	Range of Exercise	Number	Contractual	Exercise	Number	Exercise
Type	Prices	Outstanding	Life	Price	Exercisable	Price

Variable	$12.88 - $28.45	1,972,200	6.2 years	$13.98	1,141,720	$13.87
Fixed	$17.85 - $28.45	824,700	7.6 years	22.26	275,550	21.32

	$12.88 - $28.45	2,796,900	6.6 years	$16.42	1,417,270	$15.31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

(6)	Senior Management Long-Term Incentive Compensation Plan:

      In 2002, the Partnership established a long-term incentive compensation plan for senior management, under which annual awards of “phantom units” are made based upon the Partnership’s operating performance. The awards accrue additional “phantom units” on the date of each quarterly distribution paid by the Partnership, calculated at the NYSE closing price on that date. Awards vest over a four-year period and will be paid through a combination of limited partnership units and cash. No effect for outstanding “phantom units” has been included in the diluted earnings per unit calculation, as the majority of the awards are expected to be settled in cash. The aggregate market value of the “phantom units” outstanding at yearend, which has been reflected on the balance sheet in “Other liabilities,” was $4.2 million in 2003 and $1.5 million in 2002.

(7)	Retirement Plans:

      The Partnership has trusteed, noncontributory retirement plans for the majority of its employees. Contributions are discretionary and were $3,298,000 in 2003, $3,541,000 in 2002, and $3,414,000 in 2001. These plans also permit employees to contribute specified percentages of their salary, matched up to a limit by the Partnership. Matching contributions approximated $1,015,000 in 2003, $1,305,000 in 2002, and $1,227,000 in 2001.

      In addition, approximately 160 employees are covered by union-sponsored, multi-employer pension plans for which approximately $645,000, $550,000, and $520,000 were contributed for the years ended December 31, 2003, 2002, and 2001, respectively. The Partnership believes that, as of December 31, 2003, it would have no withdrawal liability as defined by the Multiemployer Pension Plan Amendments Act of 1980.

(8)	Contingencies:

      The Partnership is a party to a number of lawsuits arising in the normal course of business. In the opinion of management, these matters will not have a material effect in the aggregate on the Partnership’s financial statements.

(9)	Acquisitions:

      The Partnership acquired two parks during 2001. On June 1, 2001, Michigan’s Adventure amusement park, located near Muskegon, Michigan, was acquired for 1,250,000 unregistered limited partnership units valued at approximately $27.6 million. On May 29, 2001, Oasis Water Park, located in Palm Springs, California, was acquired for a cash purchase price of $9.3 million, and was later renamed Knott’s Soak City — Palm Springs.

      The purchase price of each acquisition has been allocated to assets and liabilities acquired based on their relative fair values at the date of acquisition, and their assets, liabilities and results of operations are included in the accompanying consolidated financial statements since the respective acquisition dates.

(10)	Subsequent Event:

      On March 10, 2004, the Partnership announced that it had reached an agreement in principle for the acquisition of Six Flags Worlds of Adventure, located near Cleveland, Ohio. The $145 million cash transaction involves the purchase of substantially all of the park’s assets, including the adjacent hotel and campground, but excludes the live-animal attractions. The acquisition is subject to a number of conditions, including completion of a definitive purchase agreement.

CEDAR FAIR, L.P.

CONSOLIDATED BALANCE SHEETS

	March 28,	December 31,
	2004	2003

	(Unaudited)	(Audited)

	(In thousands)
ASSETS
Current Assets:
Cash	$3,218	$2,194
Receivables	4,098	6,560
Inventories	18,782	14,905
Prepaids	8,220	6,118

	34,318	29,777
Property and Equipment:
Land	150,089	150,144
Land improvements	131,837	131,765
Buildings	257,354	257,102
Rides and equipment	552,113	553,927
Construction in progress	25,841	10,832

	1,117,234	1,103,770
Less accumulated depreciation	(327,691)	(326,731)

	789,543	777,039
Intangibles and other assets, net	16,796	12,525

	$840,657	$819,341

LIABILITIES AND PARTNERS’ EQUITY
Current Liabilities:
Current maturities of long-term debt	$20,000	$20,000
Accounts payable	32,040	20,757
Distribution payable to partners	22,844	22,319
Accrued interest	2,365	5,621
Accrued taxes	6,522	15,087
Accrued salaries, wages and benefits	9,391	11,406
Self-insurance reserves	10,672	10,901
Other accrued liabilities	6,405	5,603

	110,239	111,694
Accrued Taxes	51,802	42,448
Other Liabilities	5,468	7,661
Long-Term Debt:
Revolving credit loans	100,550	37,750
Term debt	315,082	310,897

	415,632	348,647
Partners’ Equity:
Special L.P. interests	5,290	5,290
General partner	12	65
Limited partners, 50,713 and 50,673 units outstanding at March 28, 2004 and December 31, 2003, respectively	252,214	303,536

	257,516	308,891

	$840,657	$819,341

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CEDAR FAIR, L.P.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Twelve Months Ended

	March 28,	March 30,	March 28,	March 30,
	2004	2003	2004	2003

	(In thousands, except per unit amounts)
Net revenues:
Admissions	$9,052	$8,248	$260,252	$250,586
Food, merchandise and games	11,477	10,806	201,348	200,218
Accommodations and other	2,681	2,445	50,087	49,610

	23,210	21,499	511,687	500,414

Costs and expenses:
Cost of food, merchandise and games revenues	3,480	3,328	52,931	52,623
Operating expenses	30,886	31,279	216,439	215,416
Selling, general and administrative	8,149	6,756	66,051	62,764
Non-cash unit option expense	1,337	1,243	5,959	5,311
Depreciation and amortization	3,443	3,218	44,918	41,600

	47,295	45,824	386,298	377,714

Operating income (loss)	(24,085)	(24,325)	125,389	122,700
Interest expense	5,792	5,937	23,925	25,107
Other (income) expense	(863)	185	(3,775)	6,341

Income (loss) before taxes	(29,014)	(30,447)	105,239	91,252
Provision for taxes	871	1,087	17,702	17,350

Net income (loss)	(29,885)	(31,534)	87,537	73,902
Net income (loss) allocated to general partner	(30)	(32)	88	74

Net income (loss) allocated to limited partners	$(29,855)	$(31,502)	$87,449	$73,828

Basic earnings per limited partner unit:
Weighted average limited partner units outstanding	50,679	50,575	50,644	50,538
Net income (loss) per limited partner unit	$(0.59)	$(0.62)	$1.73	$1.46

Diluted earnings per limited partner unit:
Weighted average limited partner units outstanding	50,679	50,575	51,569	51,242
Net income (loss) per limited partner unit	$(0.59)	$(0.62)	$1.70	$1.44

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CEDAR FAIR, L.P.

UNAUDITED CONSOLIDATED STATEMENT OF PARTNERS’ EQUITY

Three Months
Ended
March 28, 2004

(In thousands,
except per unit
amounts)
SPECIAL L.P. INTERESTS	$5,290

GENERAL PARTNER’S EQUITY
Beginning balance, December 31, 2003	65
Net (loss)	(30)
Partnership distributions declared	(23)

12

LIMITED PARTNERS’ EQUITY
Beginning balance, December 31, 2003	303,536
Net (loss)	(29,855)
Partnership distributions declared ($0.45 per limited partnership unit)	(22,821)
Expense recognized for limited partnership unit options	1,337
Limited partnership unit options exercised	17

252,214

Total Partners’ Equity	$257,516

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

CEDAR FAIR, L.P.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended		Twelve Months Ended

	March 28,	March 30,	March 28,	March 30,
	2004	2003	2004	2003

	(In thousands)
CASH FLOWS FROM (FOR) OPERATING ACTIVITIES
Net income (loss)	$(29,885)	$(31,534)	$87,537	$73,902
Adjustments to reconcile net income (loss) to net cash from (for) operating activities
Depreciation and amortization	3,443	3,218	44,918	41,600
Non-cash unit option expense	1,337	1,243	5,959	5,311
Other non-cash (income) expense	(863)	185	(3,775)	6,341
Change in assets and liabilities:
(Increase) decrease in inventories	(3,877)	(4,918)	31	18
(Increase) decrease in current and other assets	185	1,083	(955)	1,119
Increase (decrease) in accounts payable	11,283	5,035	(1,040)	2,418
Increase (decrease) in accrued taxes	789	(444)	9,260	8,594
Increase (decrease) in self-insurance reserves	(229)	(1,180)	602	(731)
Increase (decrease) in other current liabilities	(4,469)	(9,503)	8,766	(595)
Increase (decrease) in other liabilities	(1,330)	(423)	(2,763)	1,689

Net cash from (for) operating activities	(23,616)	(37,238)	148,540	139,666

CASH FLOWS FROM (FOR) INVESTING ACTIVITIES
Capital expenditures	(15,858)	(13,975)	(41,673)	(50,977)

Net cash (for) investing activities	(15,858)	(13,975)	(41,673)	(50,977)

CASH FLOWS FROM (FOR) FINANCING ACTIVITIES
Net borrowings (payments) on revolving credit loans	62,800	73,000	(107,600)	(41,350)
Term debt borrowings	—	—	100,000	46,667
Term debt payments	—	—	(10,000)	(10,000)
Distributions paid to partners	(22,319)	(21,252)	(89,207)	(83,969)
Exercise of limited partnership unit options	17	30	422	30

Net cash from (for) financing activities	40,498	51,778	(106,385)	(88,622)

CASH
Net increase for the period	1,024	565	482	67
Balance, beginning of period	2,194	2,171	2,736	2,669

Balance, end of period	$3,218	$2,736	$3,218	$2,736

SUPPLEMENTAL INFORMATION
Cash payments for interest expense	$9,048	$9,812	$23,638	$24,424
Interest capitalized	137	301	469	910
Cash payments for income taxes	4	3	7,190	7,496

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CEDAR FAIR, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED MARCH 28, 2004 AND MARCH 30, 2003.

      The accompanying consolidated financial statements have been prepared from the financial records of Cedar Fair, L.P. (the Partnership) without audit and reflect all adjustments which are, in the opinion of management, necessary to fairly present the results of the interim periods covered in this report.

      Due to the highly seasonal nature of the Partnership’s amusement and water park operations, the results for any interim period are not indicative of the results to be expected for the full fiscal year. Accordingly, the Partnership has elected to present financial information regarding operations and cash flows for the preceding twelve-month periods ended March 28, 2004 and March 30, 2003 to accompany the quarterly results. Because amounts for the twelve months ended March 28, 2004 include 2003 peak season operating results, they may not be indicative of 2004 full calendar year operations.

(1)	Significant Accounting and Reporting Policies:

      The Partnership’s consolidated financial statements for the periods ended March 28, 2004 and March 30, 2003 included in this Form 10-Q report have been prepared in accordance with the accounting policies described in the Notes to Consolidated Financial Statements for the year ended December 31, 2003, which were included in the Form 10-K filed on March 15, 2004. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. These financial statements should be read in conjunction with the financial statements and the notes thereto included in the Form 10-K referred to above.

(2)	Interim Reporting:

      The Partnership owns and operates six amusement parks: Cedar Point in Sandusky, Ohio; Knott’s Berry Farm located near Los Angeles in Buena Park, California; Dorney Park & Wildwater Kingdom near Allentown, Pennsylvania; Valleyfair near Minneapolis; Worlds of Fun in Kansas City, Missouri; and Michigan’s Adventure near Muskegon, Michigan. The Partnership also owns and operates five seasonal water parks, which are located near San Diego and in Palm Springs, California, and adjacent to Cedar Point, Knott’s Berry Farm and Worlds of Fun, and operates Camp Snoopy at the Mall of America in Bloomington, Minnesota under a management contract. Virtually all of the Partnership’s revenues from its seasonal amusement parks, as well as its water parks and other seasonal resort facilities, are realized during a 130-day operating period beginning in early May, with the major portion concentrated in the third quarter during the peak vacation months of July and August. Knott’s Berry Farm is open year-round but operates at its lowest level of attendance during the first quarter of the year.

      To assure that these highly seasonal operations will not result in misleading comparisons of current and subsequent interim periods, the Partnership has adopted the following accounting and reporting procedures for its seasonal parks: (a) revenues on multi-day admission tickets are recognized over the estimated number of visits expected for each type of ticket and are adjusted at the end of each seasonal period, (b) depreciation, advertising and certain seasonal operating costs are expensed during each park’s operating season, including certain costs incurred prior to the season which are amortized over the season, and (c) all other costs are expensed as incurred or ratably over the entire year.

(3)	Contingencies:

      The Partnership is a party to a number of lawsuits arising in the normal course of business. In the opinion of management, these matters will not have a material effect in the aggregate on the Partnership’s financial statements.

CEDAR FAIR, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED MARCH 28, 2004 AND MARCH 30, 2003. —  (Continued)

(4)	Earnings per Unit:

      Net income per limited partner unit is calculated based on the following unit amounts:

	Three Months Ended		Twelve Months Ended

	3/28/04	3/30/03	3/28/04	3/30/03

	(In thousands, except per unit amounts)
Basic weighted average units outstanding	50,679	50,575	50,644	50,538
Dilutive effect of unit options	—	—	925	704

Diluted weighted average units outstanding	50,679	50,575	51,569	51,242

Net income (loss) per unit — basic	$(0.59)	$(0.62)	$1.73	$1.46

Net income (loss) per unit — diluted	$(0.59)	$(0.62)	$1.70	$1.44

(5)	Subsequent Event:

      On April 8, 2004, the Partnership completed the acquisition of Six Flags Worlds of Adventure, located near Cleveland, Ohio, from Six Flags, Inc., in a cash transaction valued at $144.3 million. The transaction involved the acquisition of substantially all of the assets of the park, including the adjacent hotel and campground, but excluded all animals located at the park, all personal property assets directly related to those animals, the use of the name “Six Flags” and the intellectual property related to that name, and the license to use Warner Bros. characters, all of which were retained by Six Flags. Cedar Fair assumed the complete operations and management of the park as of April 9, 2004 and has renamed the park “Geauga Lake.” The transaction was financed with $75 million of term debt borrowings at a fixed rate of 4.72% and an average term of nine years, and the balance through the Partnership’s revolving credit agreement with a group of banks, which was expanded to $230 million total capacity.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement that is filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 1, 2004

PROSPECTUS

Cedar Fair, L.P.

6,000,000 Units

Representing Limited Partner Interests

          We may offer, from time to time, up to 6,000,000 Units representing limited partner interests in Cedar Fair, L.P. Our Units are listed on the New York Stock Exchange under the symbol “FUN.”

      You should read this prospectus, the documents that are incorporated by reference in this prospectus and the applicable prospectus supplement carefully before you decide to invest in any Units offered. This prospectus may not be used to consummate sales of any offered Units unless it is accompanied by a prospectus supplement describing the terms of that offering.

      We may sell the Units directly or to or through underwriters or dealers, and also to other purchasers or through agents. The names of any underwriters or agents that are included in a sale of Units to you, and any applicable commissions or discounts, will be stated in an accompanying prospectus supplement. In addition, the underwriters, if any, may over-allot a portion of the Units.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2004.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf process, we may from time to time sell up to 6,000,000 Units in one or more offerings.

      This prospectus provides you with a general description of the Units we may offer. Each time we sell Units, we will provide a prospectus supplement that will contain specific information about the terms of that offering. For a more complete understanding of the offering of the Units, you should refer to the registration statement, including its exhibits. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information under the heading “Where You Can Find More Information” and “Incorporation of Documents by Reference.”

      You should rely only on the information contained in or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date on the cover page of those documents. We are not making offers to sell the Units in any jurisdiction in which an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation.

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WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy, at prescribed rates, these reports, proxy statements and other information filed at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website that contains reports, proxy statements and other information that we file electronically with the SEC at http://www.sec.gov, and these documents are also available on our website at www.cedarfair.com. We do not intend for information contained on our website to be a part of this prospectus. You can also inspect reports and other information that we file at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

INCORPORATION OF DOCUMENTS BY REFERENCE

      We are incorporating by reference in this prospectus certain documents that we file with the SEC. This means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and certain information that we file later with the SEC will automatically update and supersede the information contained in this prospectus. We are incorporating by reference the following documents:

•	Annual Report on Form 10-K for the year ended December 31, 2003;

•	Quarterly Report on Form 10-Q for the quarter ended March 28, 2004;

•	Current Reports on Form 8-K dated March 25, 2004 and April 8, 2004;

•	Current Report on Form 8-K dated June 21, 2004 containing a description of our Units; and

•	All documents filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of the offering made pursuant to this prospectus and any applicable prospectus supplement.

      Any statement contained in a document incorporated by reference in this prospectus or the applicable prospectus supplement shall be deemed to be modified or superseded for the purposes of this prospectus or the applicable prospectus supplement to the extent that a statement contained in this prospectus, in the applicable prospectus supplement or in any other subsequently filed document that is also incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or the applicable prospectus supplement.

      We will provide without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus or the applicable prospectus supplement (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents). You may request a copy of these filings at the following address and telephone:

Cedar Fair, L.P.

Attention: Corporate Director — Investor Relations
One Cedar Point Drive
Sandusky, Ohio 44870-5259
Telephone: (419) 626-0830

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ABOUT CEDAR FAIR

      We are a publicly traded Delaware limited partnership managed by Cedar Fair Management, Inc., an Ohio corporation whose shares are held by an Ohio trust. This trust is governed by a trust agreement that directs its trustee to elect persons selected by our unitholders to serve as the board of directors of Cedar Fair Management, Inc.

      We own and operate seven amusement parks:

•	Cedar Point, located on Lake Erie between Cleveland and Toledo in Sandusky, Ohio;

•	Knott’s Berry Farm, located near Los Angeles in Buena Park, California;

•	Dorney Park & Wildwater Kingdom, located near Allentown in South Whitehall Township, Pennsylvania;

•	Geauga Lake, located near Cleveland, Ohio;

•	Valleyfair, located near Minneapolis/ St. Paul in Shakopee, Minnesota;

•	Worlds of Fun in Kansas City, Missouri; and

•	Michigan’s Adventure near Muskegon, Michigan.

      Of our five water parks requiring separate admission, three are located adjacent to Cedar Point, Knott’s Berry Farm and Worlds of Fun, and two other Knott’s Soak City water parks are located near San Diego and in Palm Springs, California. We also own and operate four hotels, a campground and two marinas at Cedar Point and single hotels at Knott’s Berry Farm and Geauga Lake. In addition, we operate Camp Snoopy, a seven-acre indoor amusement park at the Mall of America in Bloomington, Minnesota under a management contract that extends until 2012.

USE OF PROCEEDS

      Except as otherwise described in the applicable prospectus supplement, we intend to use the net proceeds from the sale of securities offered by this prospectus for general partnership purposes, which may include reductions of indebtedness, capital expenditures, additions to working capital and acquisitions. We may temporarily invest funds not immediately required for such purposes in short-term marketable securities.

DESCRIPTION OF THE UNITS

      The following description is a general summary of the terms of the Units that we plan to issue and is not necessarily complete. The description below does not include all of the terms of the Units and should be read together with our Fifth Amended and Restated Agreement of Limited Partnership, which is an exhibit to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information.”

General

      Our Units are equity securities entitled to participate in cash distributions made by us from time to time in accordance with the provisions of our limited partnership agreement and, in the event of our liquidation or winding up, in any of our assets remaining after satisfaction of our liabilities and capital account requirements. The percentage interest represented by a Unit is equal to the ratio it bears at the time of determination to the total number of Units outstanding, multiplied by 99.999%, which is the aggregate percentage interest in the partnership represented by all of the Units. The Units are not subject to preemptive rights.

      Each Unit evidences entitlement to participate in our profits, losses and cash distributions in accordance with the provisions of our limited partnership agreement and the percentage interest represented by that Unit.

The percentage interest represented by any outstanding Unit will be subject to dilution if we issue additional Units or other securities.

      As of June 30, 2004, 50,822,447 Units (excluding treasury Units) were issued and outstanding. Our Units are listed on the New York Stock Exchange under the symbol “FUN.”

Voting Rights

      Each holder of a Unit is entitled to one vote for each Unit held of record on the applicable record date on all matters presented to a vote of the unitholders.

Transfer Agent

      American Stock Transfer & Trust Company is the transfer agent for our Units. Each holder of Units as reflected on the records of the transfer agent is entitled to receive cash distributions declared and federal tax information and other reports distributed to unitholders.

Anti-Takeover Provisions

      Our limited partnership agreement contains two supermajority voting provisions that have an anti-takeover effect. Both of these supermajority provisions make it more difficult to remove board members and management and could prevent consummation of a change in control transaction even if a majority of the unitholders favored the transaction. First, a transaction resulting in a change of control, as defined in our limited partnership agreement, requires approval by the affirmative vote of at least two-thirds of the outstanding Units. In contrast, Delaware limited partnership law only requires an affirmative vote of a majority of outstanding Units to approve a merger or consolidation. Second, our limited partnership agreement includes a provision whereby directors of our general partner can only be removed, with or without cause, by an affirmative vote of 80% of the outstanding Units.

      In addition to the supermajority provisions, the board of directors of our general partner is divided into three classes, with directors in each class serving for a term of three years and the term of one class expiring at each annual meeting of unitholders. This could delay a holder of Units representing a majority of the voting power from obtaining control of the board of directors because the holder would not be able to replace a majority of the directors prior to at least the second annual meeting of unitholders after it acquired a majority position.

      The general partner also has authority to implement a unitholder rights plan that would allow us to resist a potential change of control if the board of directors of our general partner by a majority vote of a quorum, determines that a potential change of control transaction is not in the best interests of our unitholders. The grant of this authority was approved by our unitholders at a special meeting of unitholders on June 8, 2004. Under our limited partnership agreement, the general partner has the right to:

•	cause the issuance of Units or rights to acquire Units at a price that is more or less than the fair market price of the Units at the time of issuance; and

•	amend the limited partnership agreement to implement the terms and conditions of any such rights issued.

      The purpose of a unitholder rights plan would be to protect us and our unitholders from unsolicited acquisition tactics that the board of directors of our general partner believes could be coercive and unfair to our unitholders. The effect of a unitholder rights plan would be to induce a bidder to negotiate with the board of directors or face economic dilution and thus strengthen the board’s bargaining position vis-à-vis such a bidder.

      A unitholder rights plan may have the effect of discouraging or making more difficult or expensive certain mergers, tender offers, open market purchase programs or other purchases of our Units under circumstances that may afford unitholders an opportunity to see some or all of their Units purchased at a premium to then existing market prices. To the extent that the unitholder rights plan has these effects, it may be beneficial to incumbent management in certain unsolicited tender offers and may discourage or render more difficult or expensive the assumption of control by a holder of a substantial block of our Units and the removal of incumbent management.

PLAN OF DISTRIBUTION

      We may sell our Units in and outside the United States:

•	through underwriters or dealers;

•	directly to purchasers, including our affiliates and unitholders in a rights offering;

•	through agents; or

•	through a combination of any of these methods.

      The applicable prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price or initial public offering price of the Units;

•	the net proceeds from the sale of the Units;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Sale through Underwriters or Dealers

      If underwriters are used in the sale, the underwriters will acquire the Units for their own account. The underwriters may resell the Units from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer Units to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the applicable prospectus supplement, the obligations of the underwriters to purchase the Units will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered Units if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

      During and after an offering through underwriters, the underwriters may purchase and sell Units in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered Units sold for their account may be reclaimed by the syndicate if the offered Units are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered Units, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

      If dealers are used in the sale of Units, we will sell the Units to them as principals. They may then resell those Units to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales through Agents

      We may sell the Units directly. In this case, no underwriters or agents would be involved. We may also sell the Units through agents designated from time to time. In the applicable prospectus supplement, we will name any agent involved in the offer or sale of the offered Units, and we will describe any commissions payable to the agent. Unless we inform you otherwise in the applicable prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

      We may sell the Units directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those Units. We will describe the terms of any sales of those Units in the prospectus supplement.

Remarketing Arrangements

      Units may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement.

Delayed Delivery Contracts

      If we so indicate in the applicable prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase Units from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future and would be subject only to those conditions described in the applicable prospectus supplement. The applicable prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

      We may have agreements with the agents, dealers, underwriters and remarketing firms to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers, underwriters or remarketing firms may be required to make. Agents, dealers, underwriters and remarketing firms may engage in transactions with or perform services for us in the ordinary course of their businesses.

LEGAL MATTERS

      Certain legal matters in connection with the Units being offered by this prospectus will be passed upon by Squire, Sanders & Dempsey L.L.P.

EXPERTS

      The consolidated financial statements as of December 31, 2003 and 2002 and for each of the two years in the period ended December 31, 2003 incorporated by reference into this prospectus have been so incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of such firm as experts in accounting and auditing.

      Our consolidated financial statements for the year ended December 31, 2001 incorporated by reference into this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2003 were audited by Arthur Andersen LLP as stated in the copy of their report incorporated by reference into this prospectus, and are incorporated by reference into this prospectus in reliance upon the authority of Arthur Andersen as experts in giving that report. Arthur Andersen has ceased operations and is no longer in the practice of public accounting. Accordingly, we have been unable to obtain Arthur Andersen’s consent to the incorporation by reference of their report in this prospectus. In these circumstances, Rule 437a under the

Securities Act of 1933 permits us to file a registration statement without a written consent from Arthur Andersen. Since Arthur Andersen has not consented to the incorporation by reference of their report in this prospectus, you may not be able to recover against Arthur Andersen under Section 11 of the Securities Act of 1933 for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated therein.